Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

June 11, 2014

between

MONTAGE TECHNOLOGY GROUP LIMITED

and

SHANGHAI PUDONG SCIENCE AND TECHNOLOGY INVESTMENT CO., LTD.

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Exhibit A — Plan of Merger

Exhibit B — Form of Assignment and Assumption Agreement

Exhibit C — Form of Joinder Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 11, 2014 between Montage Technology Group Limited, a Cayman Islands exempted company (the “Company”) and Shanghai Pudong Science and Technology Investment Co., Ltd., a PRC limited liability company (“Parent”).

W I T N E S S E T H :

WHEREAS, following the execution of this Agreement, (i) Parent shall form, or shall cause to be formed, a new entity as a Cayman Islands exempted company (“Parent Assignee”) and shall assign to Parent Assignee, and Parent Assignee shall assume, Parent’s rights under this Agreement by signing the assignment and assumption agreement in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”) and (ii) Parent shall form, or shall cause to be formed, a new entity as a Cayman Islands exempted company that will be a wholly-owned subsidiary of Parent Assignee (“Merger Subsidiary”) and shall cause Merger Subsidiary and Parent Assignee to join this Agreement by signing the joinder agreement attached hereto as Exhibit C (the “Joinder Agreement”), provided that Parent shall not be relieved of any of its obligations under and pursuant to this Agreement, and shall remain responsible for all representations, warranties, liabilities, covenants, agreements and any other obligations under and pursuant to the terms of this Agreement;

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have adopted and deemed it advisable that the respective shareholders of the Company and Merger Subsidiary approve this Agreement pursuant to which, among other things, Parent Assignee would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as an inducement to Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Voting Shareholders have each executed and delivered to Parent the Voting Agreement, providing that, among other things, such shareholders will vote their Shares in favor of the approval of this Agreement, the Plan of Merger and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01. DEFINITIONS. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal of any Third Party relating to, or any Third Party bona fide indication of interest in writing relating to (i) any acquisition or purchase, direct or indirect, of assets equal to 25% or more of the consolidated assets of the Company or to which 25% or more of the consolidated revenues or earnings of the Company are attributable or 25% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company or to which 25% or more of the consolidated revenues or earnings of the Company are attributable.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that other state-owned enterprises or Governmental Authorities controlled by the PRC shall not be deemed as Affiliates of Parent, Parent Assignee or Merger Subsidiary unless they are controlled by Parent, Parent Assignee or Merger Subsidiary. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Applicable Law” means, with respect to any Person, any PRC local, provincial or national or United States federal, state or local or other non-United States national, state or provincial (as applicable) or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, or Cayman Islands Companies Law, in each case, that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the PRC or in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2014 set forth in the Company’s Form 8-K filed with the SEC on May 6, 2014.

“Company Balance Sheet Date” means March 31, 2014.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and shall be deemed to have been provided by the Company to Parent Assignee and Merger Subsidiary upon their respective formations.

“Company Owned IP” means any and all Intellectual Property that is owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Registered IP” means all of the Registered IP owned by the Company or any of its Subsidiaries.

“Company Shares” means the ordinary shares, $0.0125 par value per share, of the Company.

“Company Share Plans” means collectively, the Company’s 2006 Share Incentive Plan effective as of June 13, 2006 and the Company’s Performance Incentive Plan effective as of October 1, 2013.

“Confidentiality Agreement” means the letter agreement between Parent and the Company dated March 25, 2014.

“Contract” means any written or oral contract, agreement, note, bond, indenture, mortgage, guaranty, option, lease (or sublease), license, sales or purchase order, warranty, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Electronic Data Room” means that certain electronic data room for Project Mission run by RR Donnelley and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement.

“Environmental Laws” means any Applicable Laws relating to the environment or, solely as it relates to exposure to hazardous or toxic substances, human health.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, provincial, regional, state, municipal or local governmental, regulatory or administrative authority, stock exchange, development zone authority sponsored by the PRC, free trade zone authority sponsored by the PRC, department, court, agency or official, including any political subdivision thereof.

“Governmental Official” means, individually and collectively, any political party or official of any political party or any candidate for political office.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, waste or material that in relevant form and concentration is regulated under any Environmental Law.

“Intellectual Property” means any or all of the following in any jurisdiction throughout the world, and all rights in: (i) all United States, international and foreign patents, utility models, design patents, certificates of invention, and applications therefor, and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), trade secrets, know how, databases, business methods, technical data and customer lists, and other confidential or proprietary information; (iii) all works of authorship, copyrights, moral rights, copyright registrations and applications throughout the world, Software, mask works and mask work registrations and applications; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, trademarks and service marks, domain names, URLs, and other indicia of origin, and registrations and applications therefor throughout the world, together with all good will associated therewith; and (vi) all other intellectual property and proprietary rights.

“International Plan” means any Employee Plan that is maintained by the Company or any of its Affiliates primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers; provided, however, that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, license, covenant not to sue or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, except as provided in Section 1.01(a) of the Company Disclosure Schedule, with respect to any Person, any fact, circumstance, change, event, condition, development, occurrence or effect (collectively, “effects”) that has had, or would reasonably expected to have, individually or in the aggregate, a material adverse effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, including changes in interest and exchange rates, in the United States, the PRC or any other jurisdiction in which the Company or its Subsidiaries operate, (C) geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters or other force majeure events, or any escalation or worsening thereof after the date hereof, (D) changes in Applicable Law or GAAP or interpretations thereof, (E) the failure, in and of itself, of such Person to meet any published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such Person or the credit rating of such Person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (F) the negotiation, announcement, pendency or consummation of the transactions contemplated by this Agreement including any loss or change in relationship with any customer, supplier vendor, distributor, lender, employee, investor, venture partner or other business partner of such Person, (G) any shareholder litigation arising out of allegations of a breach of fiduciary duty relating to this Agreement, or any agreement or undertaking entered into by the Company in connection with this Agreement, and (H) if such Person is the Company, (i) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent, Parent Assignee or Merger Subsidiary or (ii) compliance by the Company with the terms of, or the taking by the Company of any action required by, this Agreement, or the failure by the Company to take any action prohibited by this Agreement; except, in the case of clauses (A), (B), (C) or (D), to the extent having a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect) or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, as amended to the date of this Agreement.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NASDAQ” means the Nasdaq Global Stock Market.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Orders” means any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation of a Governmental Authority of competent jurisdiction.

“Parent Ordinary Share” means an ordinary share of Parent Assignee, par value $0.0125 per share.

“Parent Required Approvals” means the approvals of NDRC, MOFCOM and SAFE to the extent required with respect to the overseas investment by Parent in connection with the consummation of the transactions contemplated hereby, and for the avoidance of doubt, not including the PRC Antitrust Clearance.

“Pending Class Action” means all class action lawsuits currently pending in the United States Courts, including but not limited to the United States District Court of the Southern District of New York and the United States District Court of the Northern District of California, against the Company and/or its directors and officers that were brought by investors who purchased or otherwise acquired the Company’s securities.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by and through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business and for which adequate accruals or reserves have been established to the extent required by GAAP, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents, (vi) any conditions that would be disclosed by a current, accurate survey or physical inspection, (vii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on real property over which the Company or any of its Subsidiaries has easement rights or on any real property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, (viii) with respect to tangible property, Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and (ix) with respect to Intellectual Property, nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries which are generally consistent with the Company’s past business goals, which, for avoidance of doubt, shall include nonexclusive licenses granted to new Third Parties.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.

“PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC, or any successor thereto.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended and the rules, regulations, orders, notices, guidance notes and other legally binding documents promulgated thereunder, as in effect from time to time.

“PRC Antitrust Clearance” means (i) Parent obtaining a Notice of Review Decision or other document issued by the PRC Anti-Monopoly Bureau approving the Merger pursuant to PRC Anti-Monopoly Law or (ii) the relevant statutory periods for a decision by the PRC Anti-Monopoly Bureau prescribed by the PRC Anti-Monopoly Law, including any extensions thereof, having expired and no Restraint having been raised or imposed by the PRC Anti-Monopoly Bureau with respect to the Merger that would have a Material Adverse Effect on the Company (except to the extent such Material Adverse Effect on the Company is deemed acceptable to Parent and Parent Assignee).

“Qualified Former Bidder” means (i) any Person or group (the number of which Qualified Former Bidders, other than Parent, being limited to two) that has submitted any Acquisition Proposal prior to the date hereof (it being agreed that the indications of interest dated April 22, 2014 and April 23, 2014 are each Acquisition Proposals made by Qualified Former Bidders for purposes of this Agreement) and who is referenced in the minutes of the May 9, 2014 meeting of the Board of Directors of the Company (other than Parent), or (ii) member of a group or Affiliate of a Person or group referred to in clause (i) of this definition.

“Registered IP” means all issued or registered Intellectual Property and applications therefor.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge or dispersal into or through the environment.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005, and any implementation, successor rule or regulation related thereto under the PRC law.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Software” means software of any type (including programs, applications, firmware, middleware, libraries, interfaces, systems and tools), whether in source code or executable code form, data and databases, and related documentation, and all rights in the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any and all taxes or other like assessments or charges of any kind whatsoever imposed by any Governmental Authority, including, without limitation, taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth, excise, withholding, alternative or add-on minimum, ad valorem, stamp, transfer, value-added or gains taxes, license, registration and documentation fees, customers’ duties, tariffs and other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax and additional amounts imposed with respect thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report, claim for refund, or amended return) filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“US Plan” means any Employee Plan that is not an International Plan.

“Voting Agreement” means that certain voting agreement, dated as of the date hereof, among Parent and the Voting Shareholders.

“Voting Shareholders” means the shareholders party to the Voting Agreement (other than Parent).

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Commitment Letters	7.06
Acceptable Commitment Letter Default	7.06
Acceptable Confidentiality Agreement	6.03
Acceptable Financing Evidence	7.06
Action	4.13
Adverse Recommendation Change	6.03
Alternate Acquisition Agreement	6.03
Agreement	Introduction
Antitrust Laws	8.01
Assignment and Assumption Agreement	Introduction
Assumed Share Option	2.05
Available Funding	7.06
Bank of China Commitment	5.06
Bank of China Commitment Letter	5.06
Benefit Period	7.05
Cayman Companies Law	2.01

Term	Section
Closing	2.01
Closing Date	2.01
Commitment Letter Default	7.06
Commitment Letters	7.06
Company	Introduction
Company Board Recommendation	4.02
Company Cash	7.06
Company Employees	7.04
Company Preferred Shares	4.05
Company Related Parties	11.04
Company Restricted Share	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Share Awards	4.05
Company Share Option	2.05
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06
debt	5.10
Dissenting Shares	2.04
Distributor Information	6.04
D&O Insurance	7.03
Effective Time	2.01
Employee Plan	4.17
End Date	10.01
Escrow Agent	6.05
Escrow Agreement	6.05
Excluded Shares	2.02
Financing	7.06
Financing Agreements	7.06
Funding Unavailability Event	7.06
Indemnified Person	7.03
Initially Deposited Termination Fee	6.05
Initially Deposited Reverse Termination Fee	7.05
Insurance Policies	4.19
Internal Controls	4.07
International Trade Laws	4.23
Intervening Event	6.03
Joinder Agreement	Introduction
Lease	4.14
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.21
Maximum Tail Premium	7.03

Term	Section
Measurement Date	4.05
Merger	2.01
Merger Consideration	2.03
Merger Documents	2.01
Merger Subsidiary	Introduction
Multiemployer Plan	4.17
Necessary IP	4.15
Notice of Superior Proposal	6.03
OFAC	4.23
Option Exchange Ratio	2.05
Parent	Introduction
Parent Assignee	Introduction
Parent Related Parties	11.04
Parent Share Value	2.05
Paying Agent	2.03
Payment Fund	2.03
Per Share Merger Consideration	2.02
Plan of Merger	2.01
Proxy Statement	4.09
Qualified Bidder Solicitation Period	6.03
Remaining Termination Fee Deposit	6.05
Remaining Reverse Termination Fee Deposit	7.05
Representatives	6.03
Restraints	9.01
Reverse Termination Fee	11.04
PRC GAAP	5.13
Share Certificates	2.03
Solicitation Period	6.03
Solvent	5.10
Superior Proposal	6.03
Surviving Company	2.01
Termination Fee	11.04
Uncertificated Shares	2.03
Vesting Date	2.05

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on any schedules hereto must indicate whether such agreement or contract has been amended, modified or supplemented. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars and any references to “RMB” shall be to PRC Renminbi. For purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which the city of Shanghai of the PRC is located. The terms “furnished,” “made available” and other similar terms shall mean the inclusion of any documents, agreements and other instruments made available to Parent and its representatives in the Electronic Data Room, or otherwise delivered or made available to Parent. This Agreement is in the English language, and while this Agreement may be translated into other languages, the English language version shall control.

ARTICLE 2

The Merger

Section 2.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), at the Effective Time, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease (the “Merger”). The Company shall continue its existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The Surviving Company shall be liable for and subject, in the same manner as Merger Subsidiary immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers, Plaza 66, Tower 1, 37th Floor, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China at 10:00 a.m. Shanghai time, as soon as possible, but in any event no later than seven (7) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, however, that after the date that is two (2) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, neither Parent, Parent Assignee nor Merger Subsidiary shall have any right to terminate, and shall not terminate, this Agreement pursuant to the terms hereof (including Article 10) or otherwise, or have any right to claim, or claim, that any of the conditions set forth in Article 9 have not been satisfied (other than conditions that by their nature are to be satisfied at the Closing), or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Subject to the provisions of this Agreement, on the Closing Date, Parent, Merger Subsidiary and the Company will duly execute and file a plan of merger, in the form attached as Exhibit A (the “Plan of Merger”) and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the “Merger Documents”). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the “Effective Time”).

(d) The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Parent Assignee, Merger Subsidiary, any holder of any shares in the share capital of the Company or any other Person:

(a) except as otherwise provided in Section 2.02(b) or Section 2.04, each Company Share issued and outstanding immediately prior to the Effective Time, other than Company

Shares issued and outstanding immediately prior to the Effective Time that are owned by Parent, Parent Assignee, Merger Subsidiary, or any Subsidiary of the Company or Parent, or by the Company as treasury shares (if applicable) (collectively, “Excluded Shares”) and, subject to Section 2.04, Dissenting Shares, shall be cancelled and converted into the right to receive $22.60 in cash per Company Share, without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03 subject to the terms and conditions set forth in this Agreement, and shall cease to exist and no longer be outstanding, and each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration without interest, upon surrender of the Share Certificate (if any) representing such share in accordance with Section 2.03.

(b) each Company Share held by the Company as treasury stock or owned by Parent, Parent Assignee or Merger Subsidiary or any Subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each ordinary share of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one ordinary share, par value $0.0125 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding capital shares of the Surviving Company;

(d) each Excluded Share shall, by virtue of the Merger and without any action on the part of the holders thereof, be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

(e) without limiting the other provisions of this Agreement, if, at any time during the period between the date hereof and the Effective Time, any change in the outstanding capital shares of the Company shall occur by reason of any reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share, the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share and to provide to the holders of Company Shares and Company Share Options the same economic effect as contemplated by this Agreement prior to such action.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint Citibank, N.A. in New York, New York or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as agent (the “Paying Agent”) to receive the funds to which shareholders of the Company will become entitled pursuant to Section 2.02(a), Section 2.04 (in the case of Section 2.04, when ascertained) and Section 2.05 (collectively, the “Merger Consideration”) and Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company. At or prior to the Effective Time or in the case of payments pursuant to Section 2.04, when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Shares, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall, pending its disbursement to the holders of Company Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks reasonably acceptable to the Company; provided that no such investment or losses shall affect the amounts payable to such holders of Company Shares and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments, subject to the immediately preceding proviso, shall be paid to and shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.03(d) hereof, the Payment Fund shall not be used for any other purpose.

(b) As promptly as practicable after the Effective Time (and in any event within five (5) Business Days in the case of record holders and three (3) Business Days in the case of The Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail, and The Depository Trust Company to deliver, to each Person who was, at the Effective Time, a registered holder of Company Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.02: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Payment Fund to registered holders of Company Shares shall be effected and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Company Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.06) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Company Shares represented by such Share Certificate and each registered holder of Company Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive in exchange therefor a check, in the amount equal to (y) the number of Company Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) or the number of Uncertificated Shares multiplied by (z) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Company Shares pursuant to the provisions of this Article 2. In the event of a transfer of ownership of Company Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share

Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Company Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Share Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Share Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Share Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

(d) At any time following the date that is nine months after the Closing Date, the Surviving Company will be entitled to require the Paying Agent to deliver to it any funds in the Payment Fund that had been made available to the Paying Agent and not disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not complied with this Article 2 and received the Per Share Merger Consideration therefor shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.02(a), Section 2.04 and Section 2.05 and, subject to applicable abandoned property, escheat and other similar Laws, receive in consideration therefor the aggregate Per Share Merger Consideration that may be payable upon compliance by that holder of the procedures set forth in Section 2.03(b) relating to delivery by such holder of evidence of such Company Shares, without interest or dividends thereon.

(e) After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Share Certificates, Uncertificated Shares are presented to the Surviving Company or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(f) The Per Share Merger Consideration paid upon the delivery of a Share Certificate (if any) in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Share Certificate.

(g) To the fullest extent permitted by Applicable Law, none of Parent, Merger Subsidiary, the Company, the Surviving Company, or the Paying Agent will be liable to any shareholders of the Company in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) Remittances for the Per Share Merger Consideration shall not be sent to Company shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Company Shares will be deemed to be untraceable if (i) it had no registered address in the register of members (or branch register) maintained by the Company, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed or (B) has not been sent to such holder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholder Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(i) Parent, Merger Subsidiary and the Company agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.04. Dissenting Shares. No shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration as provided for in Section 2.02 with respect to the Company Shares owned by such shareholder (the “Dissenting Shares”) unless and until such shareholder shall have effectively withdrawn or lost such shareholder’s appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment of the fair value resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder’s Dissenting Shares, and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent (A) prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law that are received by the Company relating to Company shareholders’ rights of dissention, and (B) the opportunity to participate in all negotiations and proceedings with respect to demand for determining the fair value of the Dissenting Shares under the Cayman Companies Law. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise its appraisal and dissention rights, or withdrawn or lost such shareholder’s rights of dissention of such Dissenting Shares under Section 238 of the Cayman Companies Law, shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 2.03.

Section 2.05. Company Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase Company Shares outstanding at such time under any Company Share Plan (a “Company Share Option”), whether vested or unvested, shall be assumed by Parent Assignee and converted into an option (each, an “Assumed Share Option”) to purchase a number of Parent Ordinary Shares (rounded down to the nearest whole share) equal to the product of the number of Company Shares subject to such Company Share Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio. The per-share exercise price for the Parent Ordinary Shares issuable upon exercise of such Assumed Share Option shall be equal (rounded up to the nearest whole cent) to the exercise price per Company Share applicable to such Company Share Option immediately prior to the Effective Time divided by the Option Exchange Ratio. Except as provided above, each Assumed Share Option shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Company Share Option immediately prior to the Effective Time, subject to compliance with Applicable Laws, including compliance with SAFE requirements. As soon as practicable after the Effective Time, Parent Assignee shall deliver to the holder of each Assumed Share Option appropriate notices setting forth the number of Parent Ordinary Shares subject to such Assumed Share Option then held by such holder and the exercise price under each such Assumed Share Option, each as adjusted pursuant to this Section 2.05(a). For purposes of this Agreement, “Option Exchange Ratio” means the ratio of (x) the Per Share Merger Consideration to (y) the Parent Share Value, and the “Parent Share Value” means the fair market value of a Parent Ordinary Share at the Effective Time as reasonably determined by the Company and Parent prior to the Closing; provided that the Company and Parent hereby agree that such fair market value will be determined based upon the implied value of Parent Assignee (taking into account the implied value of the Surviving Company based on the Merger Consideration). At least ten (10) Business Days prior to the Closing, the Company shall deliver a notice to the holders of Company Share Options that will be vested as of immediately prior to the Effective Time permitting such holders of vested Company Share Options that have a per-share exercise price less than the Per Share Merger Consideration to elect to cancel such vested Company Share Options in exchange for the right to receive cash payment, subject to applicable tax withholding, equal to the product of (x) the total number of Company Shares subject to such vested Company Share Option (or such lesser number of shares as such holder may elect), multiplied by (y) the excess of the amount of the Per Share Merger Consideration over the exercise price per share of such vested Company Share Option (with the aggregate amount of such payment rounded to the nearest whole cent), with such cancellation to be effective upon and only upon the Closing, subject to the Company delivering such elections to Parent Assignee at least five (5) Business Days prior to the Closing.

(b) At or immediately prior to the Effective Time, each Company Share that is then outstanding and subject to vesting or other lapse restrictions under any Company Share Plan (each, a “Company Restricted Share”) shall be cancelled in exchange for the right to receive, upon the date on which such Company Restricted Share would have vested following the Effective Time in accordance with the provisions of the award agreement that evidences such Company Restricted Share (each such date, a “Vesting Date”), a cash payment (subject to all applicable withholding) equal to the Per Share Merger Consideration.

(c) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Share Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for (i) the termination of the Company Share Plans, and any relevant award agreements applicable to the Company Share Plans, as of the Effective Time (except to the extent such Company Share Plans and award agreements provide terms and conditions applicable after the Effective Time to the Assumed Share Options and the rights to receive cash payments in respect of Company Restricted Shares), (ii) the assumption or cancellation, as applicable, of each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable, as of the Effective Time in accordance with the provisions of this Section 2.05, and (iii) the effectuation of the transactions contemplated by this Section 2.05. From and after the Effective Time, neither Parent Assignee nor the Surviving Company shall be required to issue any Company Shares, other share capital of the Company or the Surviving Company or any other consideration (other than required by this Section 2.05) to any person pursuant to or in settlement of any Company Share Award. Promptly following the date hereof, the Company shall deliver written notice to each holder of a Company Share Award informing such holder of the effect of the Merger on its Company Share Awards.

Section 2.06. Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Share Certificate, the Merger Consideration to be paid in respect of the shares of Company Share represented by such Share Certificate, as contemplated by this Article 2.

Section 2.07. Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, the Parent and its Affiliates, and any other Person that has a payment obligation pursuant to this Agreement, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. The withheld amounts shall be paid over to the appropriate Taxing Authority and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.08. Formation of Parent Assignee and Merger Subsidiary. As soon as reasonably practicable after the date of this Agreement, Parent shall cause Parent Assignee and Merger Subsidiary to be formed as exempted companies under the laws of the Cayman Islands and shall immediately thereafter (a) cause Merger Subsidiary and Parent Assignee to join this Agreement by signing the Joinder Agreement and (b) Parent shall, subject to the provisions of this Section 2.08, assign, and cause Parent Assignee to assume, all rights of Parent under this Agreement by signing the Assignment and Assumption Agreement, provided that Parent shall not be relieved of any of its obligations under and pursuant to this Agreement, and shall remain responsible for all representations, warranties, liabilities, covenants, agreements and any other obligations under and pursuant to the terms of this Agreement. As soon as reasonably practicable following the formation of Parent Assignee and Merger Subsidiary, Parent will make available to the Company the memorandum and articles of association of Parent Assignee and Merger Subsidiary as then currently in effect. Parent shall take such actions as are necessary, proper and advisable to cause the board of directors of Parent Assignee and Merger Subsidiary to approve this Agreement and to cause the shareholder(s) of Parent Assignee and Merger Subsidiary to approve the execution, delivery and performance of this Agreement, and the Joinder Agreement and the Assignment and Assumption Agreement, as applicable, the approval and authorization of the Plan of Merger and the consummation of the Transactions by Merger Subsidiary and Parent Assignee and, if required, proper or advisable, Parent shall cause the board of directors of Merger Subsidiary to approve, and the Company Board shall approve, the Plan of Merger in the form to be filed with the Registrar as contemplated by Section 2.01(b) with such changes as necessary, proper or appropriate in connection with the formation of Merger Subsidiary and in any case consistent with the terms of this Agreement. (i) The obligations of Parent Assignee and Merger Subsidiary to perform its covenants under this Agreement, and of Parent to cause Parent Assignee or Merger Subsidiary to take any actions, shall commence only at the time Merger Subsidiary so joins this Agreement or Parent Assignee so assumes the rights of Parent under this Agreement, as the case may be, and (ii) each representation and warranty made by or with respect to Parent Assignee and Merger Subsidiary shall be deemed not made until Parent Assignee assumes the rights and obligations under this Agreement or Merger Subsidiary joins this Agreement, respectively and any references to the date of this Agreement with respect thereto shall refer to the date of Parent Assignee’s assumption or Merger Sub’s joinder, respectively. Notwithstanding any other provision of this Agreement to the contrary, including this Section 2.08, Parent agrees and acknowledges that Parent shall remain a party hereto and that Parent, Parent Assignee and Merger Subsidiary shall be jointly and severally responsible and liable for all representations, warranties, liabilities, covenants, agreements and any other obligations under and pursuant to the terms of this Agreement, and for the avoidance of doubt Parent shall not be relieved of any of its obligations under and pursuant to this Agreement. Notwithstanding any other provision in this Agreement to the contrary, Parent, Parent Assignee, Merger Subsidiary and their respective assigns understand and agree that no assignment by Parent of its rights under this Agreement to Parent Assignee or otherwise, or the joinder of Parent Assignee or Merger Subsidiary to this Agreement in accordance with the terms hereof, shall be the basis for a claim that the Company has breached any of its representations, warranties, covenants, agreements or other obligations under this Agreement, or a claim that any of the conditions set forth in Article 9 have not been satisfied.

ARTICLE 3

The Surviving Company

Section 3.01. Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by Applicable Law and such memorandum and articles of association; provided, however, that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is Montage Technology Group Limited”.

Section 3.02. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company.

ARTICLE 4

Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in the Company SEC Documents filed before the date of this Agreement (excluding statements in any “Risk Factors” or “Forward-Looking Statements” or other statements that are cautionary, predictive or forward-looking in nature) or as set forth in the corresponding sections of the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. (a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have a Material Adverse Effect on the Company.

(b) Complete and correct copies of the Memorandum and Articles have been made available through filings with the SEC. The Memorandum and Articles are in full force and effect as of the date hereof. The Company is not in violation of any of the provisions of the Memorandum and Articles in any material respect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. A special resolution of the members of the Company passed by a majority of at least two-thirds of the votes cast, of such members being entitled to do so, by vote in person or, where proxies are allowed, by proxy at the Company Shareholder Meeting in accordance with Section 233(6) of the Cayman Companies Law is the only vote of the holders of any of the Company’s capital shares necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). Assuming due authorization, execution and delivery by Parent, Parent Assignee and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) resolved, subject to Section 6.03, to recommend authorization and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable rules of NASDAQ, (d) the Parent Required Approvals and PRC Antitrust Clearance, and (e) any actions or filings the absence of which would not have a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) subject to receipt of the Company Shareholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the Memorandum and Articles, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent, notice or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not have a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of 200,000,000 Company Shares and the Company is authorized to issue preferred shares, $0.0125 par value per share, of the Company (“Company Preferred Shares”). As of May 26, 2014 at 5:00 p.m. (Shanghai, PRC time) (the “Measurement Date”), there were (i) 28,200,884 shares of Company Shares outstanding (which number includes all outstanding Company Restricted Shares), (ii) an aggregate of 3,929,896 Company Shares subject to outstanding Company Share Options and (iii) no Company Preferred Shares outstanding. All outstanding shares of the Company have been, and all shares that may be issued pursuant to any Company Share Plans or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid.

(b) All outstanding shares of the Company have been, and all shares that may be issued pursuant to any Company Share Plans or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid.

(c) Except as set forth in this Section 4.05 and for changes since the Measurement Date resulting from the exercise of Company Share Options outstanding as of the Measurement Date, there are no issued, reserved for issuance or outstanding (i) capital shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for capital shares or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital shares, voting securities or securities convertible into or exchangeable for capital shares or voting securities of the Company or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. There are no Contracts of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities or other equity interests in the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries or any other Person.

(d) Except as set forth in this Section 4.05, no (i) capital shares of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

(e) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(f) Subject to limitations imposed by Applicable Law, the Company and each of its Subsidiaries has the unrestricted right to vote, and to receive dividends and distributions on, all equity securities of their respective Subsidiaries.

(g) Section 4.05(g) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Option and Company Restricted Share (collectively, the “Company Share Awards”) outstanding as of the Measurement Date: (i) the name and relationship to the Company of the recipient of such Company Share Award, (ii) the particular Company Share Plan pursuant to which such Company Share Award was granted, (iii) the number of Company Shares subject to such Company Share Award, (iv) the exercise or purchase price of such Company Share Award, (v) the date on which such Company Share Award was granted, (vi) the applicable conditions on vesting, including applicable performance criteria (if any) and vesting schedule, (vii) the date of which such Company Share Award expires, (viii) whether the exercisability of or right to repurchase such Company Share Award will be accelerated in any way by the transactions contemplated by this Agreement, and the extent of such acceleration, and (ix) any other material terms and conditions of such Company Share Award (to the extent such terms materially differ from the applicable form of award agreement made available to Parent). Each grant of the Company Share Options and the Company Restricted Shares was properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) and issued in compliance with all Applicable Laws, and all requirements set forth in the applicable Company Share Plan, and the per share exercise price of each Company Share Option was equal or greater than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Share Option intended to be qualified as an “incentive stock option”, and within the meaning of Section 409A of the Code, in each case of each Company Share Option awarded to a person subject to United States Tax Laws.

(h) The Company has made available to Parent accurate and correct copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Share Options and Company Restricted Shares that are currently outstanding, (ii) the form of all award agreements evidencing such Company Share Options and Company Restricted Shares and (iii) any award agreements evidencing any Company Share Options or Company Restricted Shares with terms that are materially different from those set forth in the form of award agreement.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization and any other Person in which any of the Company or its Subsidiaries own any material equity interest, together with (i) the jurisdiction of organization of each such Subsidiary or Person, (ii) the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary or Person, and (iii) a list of shareholders or other equity holders of, and their respective percentages ownership in, each such Subsidiary or Person. Except for the capital shares or other voting securities of, or ownership interests in, its Subsidiaries, there are no other Persons in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and neither the Company or any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, strategic alliance, or contract the primary purpose of which is a profit, loss, risk or revenue sharing arrangement, that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have a Material Adverse Effect on the Company.

(c) The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified as of the date hereof, of each of its Subsidiaries. Such memorandum and articles of association or equivalent organizations documents are in full force and effect as of the date hereof. None of the Subsidiaries of the Company are in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

(d) All of the outstanding capital shares of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws), including any restriction on the right to vote, sell or otherwise dispose of such capital shares or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since September 25, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and together with any such documents that are voluntarily filed or furnished by the Company with the SEC, the “Company SEC Documents”).

(b) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed (i) did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) complied as to the form in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and rules and regulations promulgated thereunder, each as in effect on the date so filed or effective.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(f) Since January 1, 2014, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2014.

(g) Since September 25, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(h) The Company is a Foreign Private Issuer as defined in Section 240.3b-4 of the 1934 Act.

(i) Since September 25, 2013, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise been made aware of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. To the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported any evidence of any material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Subsidiary or any of their officers or directors, in each case, in such capacities, to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries. Since September 25, 2013, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the board of directors or any committee thereof of the Company or any of its Subsidiaries.

(j) None of the Company or any of its Subsidiaries has any off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that would be required to be disclosed under Item 303 of Regulation S-K.

(k) Since September 25, 2013, the Company has been and is in compliance in all material respects with the applicable rules and regulations of the 1933 Act, the 1934 Act and NASDAQ.

Section 4.08. Financial Statements. The financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries included or incorporated by reference into the Company SEC Documents present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, the effect of which, individually and in the aggregate, is not material, and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved.

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company shareholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Parent Assignee Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and (ii) there has not been a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; liabilities or obligations incurred in connection with the transactions contemplated hereby; and liabilities or obligations that would not have a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. (a) The Company and each of its Subsidiaries are in compliance with, and to the knowledge of the Company are not under investigation by any Governmental Authority with respect to, Applicable Law, except for failures or violations that would not have a Material Adverse Effect on the Company.

(b) There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would have a Material Adverse Effect on the Company.

(c) Other than the Parent Required Approvals, all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC that are material to the Company and its Subsidiaries taken as a whole and required to be made by the Company or its Subsidiaries in respect of the Company and the Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange and the State Administration of Taxation, the Ministry of Industry and Information Technology, the State Bureau of Surveying, Mapping and Geoinformation and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws, except for any approvals, filings, registrations or other requisite formalities of a Governmental Authority in the PRC as would not have a Material Adverse Effect on the Company. Each Subsidiary incorporated in the PRC has complied with all applicable PRC Laws regarding the contribution and payment of its registered capital, except where failures to comply or violations would not have a Material Adverse Effect on the Company.

(d) The directors and officers of the Company, and to the knowledge of the Company, any persons subject to the requirements of SAFE Circular 75, have complied with the requirements of such circular in all material respects.

(e) The Company and its Subsidiaries, and to the knowledge of the Company, the directors, officers and employees of the Company and each Subsidiary and authorized agents acting on behalf of the Company and its Subsidiaries, have not offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or, at such person’s express direction, through another person, to:

(i) any Governmental Official in order to improperly (A) influence any act or decision of any Government Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or (C) otherwise secure any improper advantage; or

(ii) any other person in any manner that constitutes commercial bribery or an illegal kickback, or would otherwise violate applicable anti-bribery Law (including the U.S. Foreign Corrupt Practices Act of 1977).

Section 4.13. Litigation.

(a) There is no action, suit, litigation, or any judicial, criminal, administrative or regulatory, hearing, proceeding or formal regulatory document production request proceeding, or, to the Company’s knowledge, investigation, that is material to the Company and its Subsidiaries, taken as a whole, (an “Action”) pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries or any of the respective material properties or assets of the Company or any of its Subsidiaries, acting in such capacity, for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator.

Section 4.14. Properties. (a) None of the Company or its Subsidiaries own any real property. Except as would not have a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) Except as would not have a Material Adverse Effect on the Company, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

Section 4.15. Intellectual Property. (a) The Company and its Subsidiaries own or otherwise hold the valid and enforceable right to use all Intellectual Property used or held for use in or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted (the “Necessary IP”), except for such Intellectual Property which the failure by the Company or any of its Subsidiaries to own or otherwise hold the right to use would not have a Material Adverse Effect on the Company and its Subsidiaries.

(b) The Company and/or its Subsidiaries have valid title and an exclusive ownership interest in the Company Owned IP (including the Intellectual Property set forth in Section 4.15(e) of the Company Disclosure Schedule), free and clear of any Liens (other than Permitted Liens).

(c) As of the date of this Agreement, there are no legal disputes or claims pending or, to the knowledge of the Company, threatened in writing alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Third Party by the Company or any of its Subsidiaries or, except as would not have a Material Adverse Effect on the Company or its Subsidiaries, contesting the ownership, use, scope, validity or enforceability of any Company Owned IP, and no such disputes or claims have been pending within the past three (3) years. None of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not have a Material Adverse Effect on the Company and its Subsidiaries. No material Company Owned IP is subject to any Order regarding the ownership, use, scope, validity or enforceability thereof.

(d) To the knowledge of the Company, none of the Company Owned IP has been infringed, misappropriated or otherwise violated by any Third Party, except for such infringements, misappropriations or violations that would not have a Material Adverse Effect on the Company and its Subsidiaries.

(e) Section 4.15(e) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Company Registered IP and material Software owned by the Company or its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, (i) the Company and its Subsidiaries have paid all maintenance and other fees and filed all statements of use and other filings reasonably necessary to maintain and protect the Company Registered IP, and (ii) none of the issued Registered IP owned by the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or in part. To the knowledge of the Company, all such material Registered IP is valid and enforceable.

(f) The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect their rights in the Necessary IP, to protect any confidential information provided to them by any other Person under obligation of confidentiality, and to protect the security, integrity and continuity of the information technology systems used by the Company and its Subsidiaries. To the knowledge of the Company, there have been no material unauthorized intrusions or material breaches of security of any such system, including violation of data privacy.

(g) The Company and its Subsidiaries have obtained from (i) all Persons (including employees and current or former consultants and subcontractors) who have created or developed any portion of, or otherwise who would have any rights in or to, any material Company Owned IP valid and enforceable written agreements including present assignments of ownership of any such work, invention or improvement or other rights to the Company and its Subsidiaries, and (ii) all Persons (including employees and current or former consultants and subcontractors) who have had access to any material confidential Company Owned IP valid and enforceable written agreements including appropriate confidentiality provisions providing for the protection of such confidential Company Owned IP. To the knowledge of the Company, no such agreement described in this Section 4.15(g) has been breached by any such Person.

(h) No material Software owned by the Company or its Subsidiaries has been or is subject to any open source, public source, freeware or “copyleft” license that would impose any obligation or condition on the Company or any of its Subsidiaries with respect to any such Software to disclose or license any source code to any Person. Neither the Company nor any of its Subsidiaries has disclosed or licensed (other than disclosure to its employees on a need-to-know basis), or is obligated to disclose or license, to any Person any source code for any material Software owned by the Company or its Subsidiaries, including pursuant to any source code escrow agreement.

Section 4.16. Taxes. (a) All income and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) and has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, other than such Taxes that are being contested in good faith by appropriate proceedings and where payment is not yet due, the Company has made adequate provision for all material Taxes in its financial statements in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period with respect to, or any extension of a period for the assessment of, any material Tax, which period (after giving effect to such extension or waiver) has not yet expired.

(d) There is no material claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset. No material deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e) There are no material Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(f) There are no unresolved claims by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes in such jurisdiction.

(g) Neither the Company nor any of its Subsidiaries that is established outside of the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(h) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of a combined, consolidated, unitary, affiliated or similar Tax group (other than a group of which the common parent is or was the Company or any of its Subsidiaries) or (B) has any liability for Taxes of any person as a result of being a member of such a Tax group or arising from the application of any provision of U.S. federal, state, local or non-U.S. law, or as a transferee or successor, by contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than such agreement or arrangement (A) solely between any one of the Company or its Subsidiaries or (B) entered into in the ordinary course of business and for which the primary purpose does not relate to Taxes.

(j) Each of the Company and its Subsidiaries is in material compliance with terms and conditions of any Tax exemption, Tax holiday, Tax incentive, Tax deferral, or other Tax reduction agreement or order of a Governmental Authority. Any submissions made on behalf of the Company and its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax incentives, Tax deferrals or other Tax reduction agreement or order of a Governmental Authority are accurate and complete in all material respects.

(k) The Company’s Subsidiaries located in the PRC have, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Authorities.

(l) As of the date hereof, no suspension, revocation or cancellation of any Tax exemption, Tax holiday, Tax incentive, Tax deferral, or other Tax reduction agreement or order of a Governmental Authority is pending or, to the knowledge of the Company, threatened.

Section 4.17. Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA and each other employment, severance or similar contract, plan, practice, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, or arrangement sponsored and administered by a Governmental Authority. Copies of the material Employee Plans (and, if applicable, related administrative service agreements and insurance policies) and all material amendments thereto have been made available to Parent together with, if any, the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan.

(b) Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, or otherwise has any actual or contingent liability or obligation with respect to any Employee Plan subject to Title IV of ERISA or Section 412 of the Code.

(c) Neither the Company nor any of its ERISA Affiliates contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no circumstances exist that could reasonably be expected to adversely affect the qualified status of such US Plan. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letter with respect to each such US Plan.

(e) Each US Plan has been established, funded, maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations including ERISA and the Code, which are applicable to such US Plan.

(f) The consummation of the transactions contemplated by this Agreement will not (either alone or together with a termination of employment, to the extent such termination of employment alone would not trigger such benefit) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) benefits in the nature of severance pay with respect to one or more of the Employee Plans identified on Section 4.17 of the Company Disclosure Schedule, (ii) coverage or benefits as required under Section 4980B of the Code or any similar Applicable Law, the cost of which is borne by the employee or former employee, or (iii) contributions to a plan, policy, program, or arrangement sponsored and administered by a Governmental Authority.

(h) Except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or any of its Subsidiaries, there is no action, suit, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving or investigation pending against or involving, any Employee Plan, other than routine claims for benefits.

(i) Each International Plan has been maintained in all material respects in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified, registered or tax-favored plans where such plan was intended so to qualify or be registered or tax-favored) and in good standing with applicable regulatory authorities, (ii) each International Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions, and (iii) no International Plan has any unfunded liabilities that could have a Material Adverse Effect on the Company.

(j) Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement including this Agreement, which could give rise to the payment of any amount on account of the transactions contemplated by this Agreement that would not be deductible pursuant to Section 280G of the Code.

Section 4.18. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement with a labor union or organization. There is no (i) material unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) Each of the Company its Subsidiaries is and has been in compliance with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and the payment and withholding of taxes or benefit contributions and other sums as required by the appropriate Governmental Authority, except where such failures or violations would not have a Material Adverse Effect on the Company and its Subsidiaries.

(c) As of the date hereof, the Company has not received any notice (whether in writing or oral) from any key employees listed on Section 4.18(c) of the Company Disclosure Schedule hereof that he/she intends to, and to the Company’s knowledge, no such key employee intends to, resign from or reduce his/her business time and attention with respect to the Company or its Subsidiaries.

Section 4.19. Insurance Policies. Section 4.19 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not have a Material Adverse Effect on the Company, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage).

Section 4.20. Environmental Matters. Except as would not have a Material Adverse Effect on the Company:

(i) no written notice, notification, demand, request for information, citation, summons or order has been received and remains unresolved, no complaint has been filed and is pending and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law;

(ii) the Company and its Subsidiaries are and, since January 1, 2014, have been in compliance with all Environmental Laws and all Environmental Permits; and

(iii) there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries that has resulted in any obligation to conduct any remedial action of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

Section 4.21. Material Contracts. (a) Except for this Agreement, any Employee Plans listed on Section 4.17 of the Company Disclosure Schedule and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets, and except as provided in this Section 4.21(a), to the extent that any such Contract is to be performed in whole or in part or is a Contract under which the Company or its Subsidiaries has any material obligations after the date hereof:

(i) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments to the Company of

$500,000 or more in the Company’s fiscal year ended December 31, 2013 or (B) provides for aggregate payments to the Company after December 31, 2013 of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $500,000 or more in the Company’s fiscal year ended December 31, 2013 or (B) provides for aggregate payments by the Company after December 31, 2013 of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract pursuant to which the Company or any of its Subsidiaries has granted or has been granted any license to, or covenant not-to-sue or other rights under, any Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice) and each Contract that affects the ability of the Company or any of its Subsidiaries to own or use any Intellectual Property, in each case, that is material to the Company and any of its Subsidiaries, taken as a whole;

(vi) each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $250,000 or (B) between or among any of the Company and its Subsidiaries;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or obligations to make any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $500,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(x) each partnership, joint venture, strategic cooperation or other similar Contract or arrangement or any other agreement involving a sharing of profits, losses, costs or liabilities that is material to the Company and its Subsidiaries, taken as a whole;

(xi) each Contract entered into since January 1, 2014 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $500,000;

(xii) each Contract between any of the Company or its Subsidiaries, on the one hand, and any directors or officers of any of the Company or its Subsidiaries, on the other hand or their immediate family members; or each Contract between any of the Company or its Subsidiaries, on the one hand, and shareholders of any of the Company or any of its Subsidiaries holding more than 5% of the voting securities of any of the Company or its Subsidiaries, on the other hand;

(xiii) each Contract with a Major Customer or Major Supplier;

(xiv) each Contract providing for any earn-out or similar payment payable by the Company or any of its Subsidiaries (other than to another Subsidiary); and

(xv) each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

(b) Except as would not have a Material Adverse Effect on the Company, each Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule or required to be disclosed pursuant to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate or not renew, in whole or in part, any Material Contract. Except as would not have a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or made available by the Company to Parent.

Section 4.22. Customers and Suppliers. Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2013) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2013) (each, a “Major Supplier”). The Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Supplier that it intends to terminate, not renew, or materially and adversely change the terms of (whether related to payment, price or otherwise) its relationship with the Company or its Subsidiaries.

Section 4.23. Compliance with Applicable Export Control, Sanctions, Import, and Anti-Corruption Laws.

(a) The Company and its Subsidiaries have, during the last five (5) years from the date hereof, complied and currently are in compliance with: (i) all applicable export control, sanctions, and import laws, including, but not limited to, the U.S. export controls and economic sanctions, the U.S. anti-boycott laws, and the U.S. import laws; and (ii) the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws (hereinafter, the laws referenced in (i) and (ii) are referred to as the “International Trade Laws”). Without limiting the foregoing, as of the date hereof, there are no unresolved questions or claims concerning any liability of the Company or any Subsidiary with respect to any International Trade Laws and, within the last two (2) years from the date hereof, neither the Company nor any Subsidiary has submitted any disclosures, received any notice, or otherwise become aware that it was or is subject to any civil or criminal investigation, audit or any other inquiry involving or otherwise relating to any alleged or actual violation of such laws.

(b) Within the last five (5) years from the date hereof, neither the Company, any of its Subsidiaries, nor, to the Company’s knowledge after due inquiry, any employees, officers, or directors of the Company and its Subsidiaries, nor, to the Company’s knowledge after due inquiry, any agents acting for or on behalf of the Company or any of its Subsidiaries: (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including, but not limited to, the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”); (ii) has participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the U.S. sanctions administered by OFAC; (iii) has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable U.S. export control or economic sanctions laws; or (iv) has participated in any transaction connected with any purpose prohibited by U.S. export control and economic sanctions laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation. For purposes of Section 4.23(b), “due inquiry” is deemed to include screening employees, officers, and directors of the Company and its Subsidiaries and agents acting for or on behalf of the Company or any of its Subsidiaries against the list of Specially Designated Nationals and Blocked Persons and the Foreign Sanctions Evaders list maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control, and Entity and Denied Persons lists maintained by the U.S. Department of Commerce, Bureau of Industry and Security.

Section 4.24. Indebtedness and Security. None of the Company or any of its Subsidiaries has any secured creditors holding fixed or floating security interests. None of the Company or any of its Subsidiaries has sought any protection pursuant to any bankruptcy or insolvency Law, nor does the Company have any knowledge that any creditors of the Company or any of its Subsidiaries intend to initiate involuntary bankruptcy or insolvency proceedings.

Section 4.25. Finders’ Fees. Except for Stifel, Nicolaus & Company, Incorporated, a copy of whose engagement agreement has been provided to Parent promptly following the execution hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.26. Opinion of Financial Advisor. The Company has received the opinion of Stifel, Nicolaus & Company, Incorporated, financial advisor to the Company, to the effect that, as of June 6, 2014, the Merger Consideration is fair to the Company’s shareholders from a financial point of view. A signed copy of each such opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

Section 4.27. Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from any anti-takeover provision set forth in the Cayman Companies Law.

Section 4.28. Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company, or any of their respective Affiliates is, or since January 1, 2012 has been, a party to any Material Contract with the Company or its Subsidiaries or has any material interest in any material property used by the Company or its Subsidiaries.

Section 4.29. No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Subsidiary acknowledge the foregoing. Neither the Company nor any other person will have or be subject to any liability to Parent or Merger Subsidiary, or any other person resulting from the distribution to the Parent or any of its affiliates or Representatives, or the Parent’s (or any of or any of its affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives, unless any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

Representations and Warranties of Parent

Except as set forth in the corresponding sections of the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. (a) Each of Parent, Parent Assignee and Merger Subsidiary is a corporation and exempted company, respectively, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect on Parent or Parent Assignee. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. As of the Closing, Parent Assignee will own beneficially and of record all of the outstanding capital shares of Merger Subsidiary.

(b) Parent has heretofore made available to the Company complete and correct copies of the governing documents of Parent and the memorandum and articles of association of Merger Subsidiary as currently in effect. When joining this Agreement, Parent Assignee and Merger Subsidiary will be Subsidiaries of Parent.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent, Parent Assignee and Merger Subsidiary of this Agreement and the consummation by Parent, Parent Assignee and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent have been, or with respect to Parent Assignee and Merger Subsidiary, will be following their respective formations, duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes, or will constitute, a valid and binding agreement of each of Parent, Parent Assignee (when the Assignment and Assumption Agreement and Joinder Agreement is executed) and Merger Subsidiary (when the Joinder Agreement is executed), enforceable against each of Parent, Parent Assignee and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). On March 25, 2014, Parent received from the NDRC the “Letter of Confirmation to the Information Report of Outbound Acquisition or Bidding Project” relating to the Merger, this Agreement and the other transactions contemplated hereby as required by the Interim Measures for the Administration of Examination and Approval of the Overseas Investment Projects (NDRC 2004 No. 21), the Circular on Several Issues About Improving the Administration of Overseas Investment Projects (NDRC Foreign Investment 2009 NO. 1479), and other Applicable Laws of the PRC, and such Letter of Confirmation to the Information Report of Outbound Acquisition or Bidding Project is valid and effective.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent, Parent Assignee and Merger Subsidiary of this Agreement and the consummation by Parent, Parent Assignee and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable rules of NASDAQ, (d) the Parent Required Approvals and PRC Antitrust Clearance and (e) any actions or filings the absence of which would not have a Material Adverse Effect on Parent or Parent Assignee.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent, Parent Assignee and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent, Parent Assignee and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the governing documents of Parent or Parent Assignee or the memorandum and articles of association of Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent, Parent Assignee or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent, Parent Assignee or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset of Parent, Parent Assignee or any of its Subsidiaries is bound or (d) result in the creation or imposition of any Lien (other than Permitted Liens or Liens created or imposed in connection with the Financing) on any asset of Parent, Parent Assignee or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not have a Material Adverse Effect on Parent or Parent Assignee.

Section 5.05. Disclosure Documents. The information supplied by Parent, Parent Assignee or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Financing. Parent shall have (and shall cause Parent Assignee and Merger Subsidiary to have) at the Effective Time available sufficient cash, or other sources of immediately available funds, to make payment of all of the amounts required to be provided by Parent, Parent Assignee and Merger Subsidiary for the consummation of the transactions contemplated hereby, and for the satisfaction of all of Parent’s, Parent Assignee’s and Merger Subsidiary’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Parent Assignee, Merger Subsidiary or the Company required in connection therewith). Parent has delivered to the Company a true, correct and complete copy of the executed Loan Commitment Letter, dated April 8, 2014, from Bank of China Shanghai Branch (the “Bank of China Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (the “Bank of China Commitment”). As of the date hereof, the Bank of China Commitment Letter is in full force and effect pursuant to its terms and, to the knowledge of Parent, has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Bank of China Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of the parties thereto, subject to the terms and conditions thereof. There are no side letters or other agreements, contracts or arrangements with Parent, Parent Assignee or Merger Subsidiary as a party that would result in changes to the terms of the Bank of China Commitment Letter. To the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Parent Assignee or Merger Subsidiary under any term, or failure of any condition, of the Bank of China Commitment Letter or otherwise result in any portion of the Bank of China Commitment contemplated thereby to be unavailable, in each case subject to the terms thereof. Parent has no reason to believe that Parent is, or that Parent Assignee or Merger Subsidiary when formed will be, unable to satisfy on a timely basis any term or condition of the Bank of China Commitment Letter, to the extent such term or condition is within Parent’s, Parent Assignee’s or Merger Subsidiary’s control, as the case may be. The Bank of China Commitment Letter does not require Parent, Parent Assignee and/or Merger Subsidiary to pay any commitment fees or other fees to the Bank of China on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding, as applicable, of the full amount of the Bank of China Commitment, other than as set forth in or contemplated by the Bank of China Commitment Letter.

Section 5.07. Certain Arrangements. Other than the Voting Agreement, there are no Contracts or commitments to enter into Contracts (a) between Parent, Parent Assignee, Merger Subsidiary or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 5.08. Litigation. There are no actions pending or, to the knowledge of Parent, Parent Assignee and Merger Subsidiary, threatened against Parent, Parent Assignee, Merger Subsidiary or any of their respective affiliates, other than any such action that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger by Parent, Parent Assignee or Merger Subsidiary, and none of Parent, Parent Assignee or Merger Subsidiary or any of its affiliates is a party to or subject to the provisions of any order which would reasonably be expected to prevent or materially delay the consummation of the Merger by Parent, Parent Assignee or Merger Subsidiary.

Section 5.09. Ownership of Company Shares. Other than as a result of this Agreement, none of Parent, Parent Assignee or Merger Subsidiary beneficially owns (as such term is used in Rule 13d-3 promulgated under the 1934 Act) any Company Shares, Company Securities or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Company Shares, Company Securities or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company. Subject to Section 5.09 of the Parent Disclosure Schedule, promptly after the execution of the Assignment and Assumption Agreement and the Joinder Agreement, as applicable, by Parent Assignee and Merger Subsidiary, Parent Assignee and Merger Subsidiary shall promptly inform the Company in writing of any exception to this Section as applied to Parent Assignee or Merger Subsidiary.

Section 5.10. Solvency. Parent is Solvent as of the date of this Agreement, and Parent Assignee and Merger Subsidiary will be Solvent as of the date of their respective formations, and each of Parent, Parent Assignee and the Surviving Company will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing and any alternative financing, the payment of the Merger Consideration, the repayment of the Financing, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at and immediately after the Effective Time. As used in this Section 5.10, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent, Parent Assignee and Merger Subsidiary (and, after the Merger, the Surviving Company) (on a consolidated basis) will exceed their debts (on a consolidated basis), (b) each of Parent, Parent Assignee and Merger Subsidiary (and, after the Merger, the Surviving Company) (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts or liabilities beyond its ability to pay such debts or liabilities as such debts or liabilities mature, and (c) each of Parent, Parent Assignee and Merger Subsidiary (and, after the Merger, the Surviving Company) (on a consolidated basis) has reasonably sufficient capital with which to conduct its business as presently conducted. For purposes of this Section 5.10, “debt” means any liability on a claim, and “claim” means (a) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.11. Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent, Parent Assignee and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes. Further, each of Parent, Parent Assignee and Merger Subsidiary acknowledges that that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives; provided that, except as set forth in Section 5.11 nothing contained in this Section 5.11 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 5.12. Finders’ Fees. Except for Barclays and China International Capital Corporation Limited, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement. Promptly after the execution of the Assignment and Assumption Agreement and the Joinder Agreement, as applicable, by Parent Assignee and Merger Subsidiary, Parent Assignee and Merger Subsidiary shall promptly inform the Company in writing if any investment bank, broker, finder or other intermediary is entitled to any fee or commission from Parent Assignee, Merger Subsidiary or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.13. Parent Financial Statements. The audited consolidated balance sheets as of December 31, 2013 and the related audited consolidated statements of income and cash flows for the year ended December 31, 2013 and the unaudited interim consolidated balance sheet as of March 31, 2014 and the related unaudited interim consolidated statements of income and cash flows for the three months ended March 31, 2014 of Parent fairly present in all material respects, in conformity with generally accepted accounting principles in the PRC (“PRC GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The books and records of Parent and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with PRC GAAP and any other applicable legal and accounting requirements.

Section 5.14. No Additional Representations. Except for the representations and warranties made by Parent, Parent Assignee and Merger Subsidiary in this Article 5, none of Parent, Parent Assignee or Merger Subsidiary nor any other person makes any other express or implied representation or warranty with respect to Parent, Parent Assignee or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE 6

Covenants of the Company

The Company agrees that:

Section 6.01. Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof and prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and key employees and (iii) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), between the date hereof and the Effective Time, as applicable, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) (i) split, combine, subdivide or reclassify any of its capital shares, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital shares of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Share Options in order to pay the exercise price thereof, (B) the withholding of Company Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Share Plans, (C) the acquisition by the Company of Company Share Options and Company Restricted Shares in connection with the forfeiture of such awards and (D) as required by any Employee Plan listed on Section 4.17(a) of the Company Disclosure Schedule as in effect on the date of this Agreement;

(c) (i) issue, deliver, sell, grant, pledge, transfer, lease, sublease, license, dispose of, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities or authorize any of the foregoing, other than the issuance (A) of any Company Shares upon the exercise of Company Share Options that are outstanding on the date of this Agreement, or issued in compliance with Section 6.01, in each case in accordance with their terms on the date of this Agreement, (B) as required by any Employee Plan listed on Section 4.17(a) of the Company Disclosure Schedule as in effect on the date of this Agreement and (C) of any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(c) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $150,000 individually or $500,000 in the aggregate;

(e) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, scheme of arrangement, restructuring, recapitalization or other reorganization, merger, consolidation, amalgamation, recapitalization, or similar transaction, each with respect to the Company or any of its Subsidiaries (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company) or create any new Subsidiaries;

(f) acquire (including by merger, consolidation, acquisition of shares or assets or any other business combination) or make any capital contribution or investment in, directly or indirectly, any corporations, partnerships, other business organizations, properties, interests or businesses, or any assets or securities in connection with the acquisition of any corporations, partnerships, other business organizations, properties, interests or businesses, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $1,000,000;

(g) sell, lease or otherwise transfer, or create, grant or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ material assets, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business consistent with past practice;

(h) (i) repurchase, prepay, assume, alter, amend, modify or incur any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice or (B) accounts payable in the ordinary course of business consistent with past practice), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

(i) guarantee the performance or obligations of any Person (other than guarantees in connection with any indebtedness as permitted by the foregoing clause (h));

(j) (A) except as is in the ordinary course of business, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof or (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof) if such amendment, renewal, extension, modification, termination, waiver, release or assignment would be reasonably expected to be adverse to the Company and its Subsidiaries, taken as a whole, in any material respect or (B) fail to comply with or breach in any material respect any Material Contract;

(k) enter into any Contract that would have been a Material Contract between any of the Company or any of its Subsidiaries, on the one hand, and any of their respective directors, officers or Affiliates (other than any of the Subsidiaries of the Company), or any of their respective Affiliates, on the other hand;

(l) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage with reputable independent insurance companies or underwriters;

(m) enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

(n) except (x) as required by the terms of any Employee Plan as in effect on the date of this Agreement that is listed on Section 4.17(a) of the Company Disclosure Schedule or (y) disclosed on Section 6.01(n) of the Company Disclosure Schedule: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement (except for new hires of non-executive level employees in the ordinary course of business and new hires of executive level employees to replace executive level employees existing as of the date hereof who resign or whose employment is terminated, in each case, on substantially the same terms and conditions as a similarly situated existing employee), (ii) other than in the ordinary course of business, grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to Employee Plans listed on Section 4.17(a) of the Company Disclosure Schedule, (iii) other than payments of severance under the Employee Plans listed on Section 4.17(a) of the Company Disclosure Schedule in the event of an actual or planned termination of an employee, make any Person a participant in or party to any severance plan or grant any material increase in severance compensation, or (iv) establish, adopt, enter into or materially amend any Employee Plan (other than entering into offer letters that contemplate “at will” employment, where permitted by Applicable Law, that do not provide for notice or severance pay or benefits or employment agreements consistent with the Company’s ordinary course of business practices in the applicable jurisdiction) or collective bargaining agreement; provided, however, that the foregoing provisions of this clause (iv) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired non-executive level employees, or to non-executive employees in the context of promotions based on job performance or workplace requirements, Employee Plans and benefits and compensation practices and arrangements (excluding equity grants) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

(o) make any change in any financial accounting principles, methods or practices, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company or any of its Subsidiaries, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(p) (A) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) (1) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), including with respect to any pending actions, suits, investigations or proceedings, in excess of $500,000 in any individual case, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $500,000 in any individual case or (B) commence any material actions, suits, investigations or proceedings (other than in respect of collection of amounts owed in the ordinary course of business);

(q) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(r) make or change any material Tax election, amend any material Tax Return (except as required by Applicable Law), enter into any material closing agreement with respect to Taxes or request any material ruling with respect to Taxes, assign or surrender any right to claim a material refund of Taxes, settle (or request to settle) or finally resolve any material controversy with respect to Taxes, change any material method of Tax accounting or Tax accounting period, extend or waive any statute of limitation with respect to any material Tax, or take any action outside the ordinary course of business that could reasonably be expected to result in the Company or any of its Subsidiaries being required to include a material item of income in, or exclude a material deduction from, a Tax Return for a period beginning after the Closing Date;

(s) sell, assign, transfer, license, abandon, permit to lapse, create or incur any Lien (other than Permitted Liens) on, or otherwise dispose of, any material Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice) or fail to maintain or protect Company Registered IP or fail to protect confidentiality of any material confidential Company Owned IP; or

(t) authorize, agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Shareholder Meeting. Subject to Section 6.03, the Company shall convene and hold an extraordinary general meeting of its shareholders (the “Company Shareholder Meeting”) as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the immediately preceding sentence, the Company may adjourn or postpone the Company Shareholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) as otherwise required by Applicable Law or (iii) if as of the time for which the Company Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Company Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting. Subject to Section 6.03, the Board of Directors of the Company shall (A) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (B) use its reasonable best efforts to obtain the Company Shareholder Approval and (C) otherwise comply with all legal requirements applicable to such meeting. For the avoidance of doubt, no Adverse Recommendation Change shall obviate or otherwise affect the obligation of the Company to call and hold the Company Shareholder Meeting pursuant to and in accordance with this Section 6.02.

Section 6.03. Acquisition Proposals. (a) Notwithstanding anything to the contrary contained in this Agreement, (i) during the period beginning on the date that is ninety (90) days after the date the Company Shareholder Approval is obtained and ending at the Effective Time (the “Solicitation Period”), the Company and its Subsidiaries and their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to, directly or indirectly, (A) solicit, initiate, facilitate and encourage any Acquisition Proposals, including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements; provided, however, that any material non-public information concerning the Company or its Subsidiaries provided to any Third Party given such access shall be provided to Parent, Parent Assignee or Merger Subsidiary as promptly as reasonably practicable after it is provided to such Third Party (which requirement may be satisfied by posting such information to the Electronic Data Room); and (B) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal and (ii) during the period beginning on the date hereof and ending on the date that Parent has provided to the Company Acceptable Financing Evidence (the “Qualified Bidder Solicitation Period”) (provided, that if an Acceptable Commitment Letter Default shall have occurred, then the Qualified Bidder Solicitation Period shall immediately recommence and shall end at such time as the Acceptable Commitment Letter Default shall have been cured by Parent or alternative Acceptable Financing Evidence has been provided by Parent to the Company), the Company and its Representatives shall have the right to, directly or indirectly, (A) solicit, initiate, facilitate and encourage any Acquisition Proposals from the Qualified Former Bidders, including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements with such Qualified Former Bidders or pursuant to one or more confidentiality agreements with such Qualified Former Bidders existing as of the date hereof; provided, however, that any material non-public information concerning the Company or its Subsidiaries provided to any Qualified Former Bidder shall be provided to Parent, Parent Assignee or Merger Subsidiary as promptly as reasonably practicable after it is provided to such Qualified Former Bidder (which requirement may be satisfied by posting such information to the Electronic Data Room); and (B) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal from a Qualified Former Bidder or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal from a Qualified Former Bidder, whether or not such Acquisition Proposal are submitted or provided to the Company or its Representatives before or after the date hereof.

(b) Except as expressly permitted by this Section 6.03, with respect to all Third Parties other than Qualified Former Bidders, from and after the date hereof but prior to the commencement of the Solicitation Period, and with respect to Qualified Former Bidders, from the end of and after the Qualified Bidder Solicitation Period but prior to the commencement of the Solicitation Period, the Company shall, and shall use its reasonable best efforts to cause each of its Representatives to (x) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Parties or Qualified Former Bidders, as the case may be, that may be ongoing with respect to an Acquisition Proposal, and (y) request any such Third Party or Qualified Former Bidder to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Except as expressly permitted by this Section 6.03, with respect to all Third Parties other than Qualified Former Bidders, from and after the date hereof but prior to the commencement of the Solicitation Period, and with respect to Qualified Former Bidders, from the end of and after the Qualified Bidder Solicitation Period but prior to the commencement of the Solicitation Period, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party or Qualified Former Bidder, as the case may be, for the purpose of knowingly facilitating or encouraging an Acquisition Proposal or (iii) enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (an “Alternate Acquisition Agreement”).

(c) Notwithstanding anything to the contrary contained in Section 6.03(b), but subject to and except as expressly permitted by Section 6.03(a), prior to obtaining the Company Shareholder Approval, the Company or its Board of Directors, directly, or indirectly through its Representatives, may (i) furnish nonpublic information to any Third Party making an unsolicited Acquisition Proposal (provided, however, that such Acquisition Proposal shall not have been obtained in material violation of Section 6.03(b) and prior to so furnishing such information, the Company receives from such Third Party an executed Acceptable Confidentiality Agreement); provided that the Company shall provide any material non-public information concerning the Company or its Subsidiaries provided to any Third Party to Parent, Parent Assignee or Merger Subsidiary as promptly as reasonably practicable after it is provided to such Third Party (which requirement may be satisfied by posting such information to the Electronic Data Room), and (ii) engage in discussions or negotiations with such Third Party with respect to the Acquisition Proposal if such Third Party has submitted an Acquisition Proposal which a majority of the members of the Board of Directors of the Company (after taking any abstentions into account but subject to quorum requirements) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Proposal and that, in light of such Acquisition Proposal, failure to furnish such information or enter into discussions or negotiations with such Third Party would not be in the best interests of the shareholders of the Company.

(d) Except as expressly permitted by this Section 6.03, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Merger Subsidiary, the approval or recommendation by the Board of Directors of the Company or any such committee of this Agreement or the transactions contemplated hereby or (ii) approve or recommend, publicly propose to approve or recommend, any Acquisition Proposal made or received after the date hereof (any of the actions described in clauses (i) and (ii) of this Section 6.03(d), an “Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary contained in Sections 6.03(b), 6.03(c) or 6.03(d), prior to obtaining the Company Shareholder Approval or during the Solicitation Period or during the Qualified Bidder Solicitation Period, if the Company has received an Acquisition Proposal and a majority of the members of the Board of Directors of the Company (after taking any abstentions into account but subject to quorum requirements) determines in good faith, after consultation with outside legal counsel and a financial advisor who shall be an internationally recognized investment banking firm (it being agreed that Stifel, Nicolaus & Company is such a financial advisor) that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and determines in good faith, after consultation with outside legal counsel, that failure to take any of the actions provided for in clauses (y) or (z) below in connection with such a Superior Proposal would, or would reasonably be expected to be, inconsistent with the fiduciary duties of the Board of Directors of the Company under Applicable Law, the Board of Directors may (y) terminate this Agreement and enter into an Alternate Acquisition Agreement with respect to such a Superior Proposal pursuant to Section 10.01(d)(i) and subject to compliance with Section 11.04(b)(i) and/or (z) make an Adverse Recommendation Change with respect to a such a Superior Proposal but only if, for purposes of both clauses (y) and (z), (i) at least five (5) Business Days before taking such action, the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent, Parent Assignee or Merger Subsidiary that the Company intends to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated or, if no agreement exists, then summarizing the material terms of such Superior Proposal (including the identity of the Third Party making such Superior Proposal), and (ii) (A) the Board of Directors of the Company shall have considered in good faith any revisions to this Agreement and the Financing irrevocably proposed in writing by Parent, Parent Assignee or Merger Subsidiary in a manner that would form a binding Contract if accepted by the Company and (B) a majority of the members of the Board of Directors of the Company (after taking any abstentions into account but subject to quorum requirements) shall have determined that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written Notice of Superior Proposal and the Company shall comply again with the requirements of this Section 6.03(e)); provided, however, that references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period).

(f) Notwithstanding Section 6.03(d), at any time prior to obtaining the Company Shareholder Approval or during the Solicitation Period, if an Intervening Event has occurred and a majority (after taking any abstentions into account but subject to quorum requirements) of the members of the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would, or would reasonably be expected to, be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change; provided that the Board of Directors of the Company shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent, Parent Assignee or Merger Subsidiary at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such five (5) Business Day period, if requested by Parent, Parent Assignee, or Merger Subsidiary, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(g) The Company shall notify Parent promptly (but in no event later than two (2) Business Days) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, which notice shall identify the material terms and conditions of any such Acquisition Proposal (it being understood that such notice need not include the identity of the Third Party) and the Company shall keep Parent reasonably informed promptly (but in no event later than two (2) Business Days) after any material developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than two (2) Business Days) after receipt thereof copies of all the proposed transaction agreements or proposed letters sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal (it being understood that such agreement or letters need not include the identity of the Third Party).

(h) In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act with regard to an Acquisition Proposal; provided that any such action taken or statement made that relates to any Acquisition Proposal shall not be deemed to be an Adverse Recommendation Change if the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) making any disclosure to the shareholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would, or would reasonably be expected to be, inconsistent with Applicable Law (including its fiduciary duties); provided that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change; provided, further, that any such disclosure shall not be deemed to be an Adverse Recommendation Change if the Board of Directors of the Company reaffirms the Company Board Recommendation in such disclosure.

(i) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(ii) “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case, taken as a whole, that (1) is unknown or not reasonably foreseeable by the Board of Directors of the Company as of or prior to the date of this Agreement or, if known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement, and (2) occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and on or prior to the date of the Company Shareholder Approval; provided that the receipt by the Company of an Acquisition Proposal or Superior Proposal or any inquiry related thereto or the consequences of completing such Acquisition Proposal or Superior Proposal will not be deemed to constitute an Intervening Event.

(iii) “Superior Proposal” means an unsolicited bona fide, written Acquisition Proposal for at least a majority of the outstanding Company Shares or a majority of the consolidated assets of the Company and its Subsidiaries that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all relevant terms and conditions of such Acquisition Proposal, (1) would be more reasonably likely than the Merger to be consummated in accordance with its terms, taking into account such factors as the Board of Directors of the Company considers appropriate, which may include legal, financial, regulatory approvals, and other aspects of such Acquisition Proposal, including conditionality and the identity and credibility of the Person or group making the Acquisition Proposal, and (2) is more favorable to the Company’s shareholders than the Merger (taking into account any irrevocable written proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(e)); provided however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” (A) if the definitive agreement for such proposal contains a “due diligence” condition in favor of the Third Party or (B) unless in the good faith judgment of the Board of Directors of the Company, any financing required to consummate the transaction contemplated by such Acquisition Proposal is determined to be reasonably obtainable by the Third Party.

Section 6.04. Access to Information. (a) Subject to Section 6.04(a) of the Company Disclosure Schedule, from the date hereof until the Effective Time, and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries (including Tax records, Tax and accounting work papers, Tax and general ledgers, subsidiary ledgers, accounting documents and other financial related information), to the extent available as of the date hereof, or to the extent created by or received by, or in the possession of, the Company after the date hereof, and (b) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in such access. Any access pursuant to this Section shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company. Without limiting the generality of the foregoing, as soon as reasonably practicable after the date of the request, the Company shall deliver or make available to Parent information, books and records relating to the distribution arrangements (including with respect to revenue recognition) of the Company or any of its Subsidiaries or its controlled Affiliates (the “Distributor Information”) as Parent has reasonably requested or may reasonably request.

(b) Notwithstanding anything to the contrary in Section 6.04(a), nothing in this Agreement shall require the Company or any of its Subsidiaries or Representatives to provide Parent or any of its Representatives with access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a Third Party, (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege or (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by Applicable Law; provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information on a basis that does not waive the Company’s or its Subsidiary’s, as the case may be, privilege with respect thereto

Section 6.05. Escrow for Termination Fee. (a) As of the date hereof or on the first Business Day that the escrow account referenced herein is available to receive deposits if such account is not available to receive deposits on the date hereof, the Company has deposited or will deposit, or has caused to be deposited or will cause to be deposited, an amount of cash equal to 50% of the Termination Fee (the “Initially Deposited Termination Fee”) with Citibank, N.A. in New York, New York (the “Escrow Agent”), as escrow agent, and (b) within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained), the Company shall deposit, or cause to be deposited, an additional amount of cash equal to the remaining amount of the Termination Fee which has not been deposited with the Escrow Agreement at or prior to such time (the “Remaining Termination Fee Deposit”) with the Escrow Agent, and which amounts shall be held and released by Escrow Agent subject to the terms of this Agreement and that certain escrow agreement, dated as of the date hereof, entered into between the Escrow Agent, Parent and the Company (the “Escrow Agreement”).

ARTICLE 7

Covenants of Parent

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Parent Assignee and Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote or cause to be voted all Company Shares beneficially owned by it or any of its Subsidiaries in favor of adoption and approval of this Agreement at the Company Shareholder Meeting.

Section 7.03. Indemnification and Insurance. Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Company shall indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) pursuant to any agreements between such Indemnified Person and the Company or its Subsidiaries and pursuant to the Memorandum and Articles to the fullest extent permitted by Cayman Companies Law or any other Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the memorandum and articles of association of the Surviving Company and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Company or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the memorandum and articles of association of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the negotiation of such “tail” insurance policy or extension and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the premium per annum payable for such “tail” insurance policy or extension shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year (which amount is set forth in Section 7.03(b) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy or extension exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d) If Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, under Cayman Companies Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Company under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

Section 7.04. Employee Matters. (a) With respect to employees of the Company or its Subsidiaries immediately before the Effective Time who remain employees of the Company or its Subsidiaries immediately after the Effective Time (“Company Employees”), for a period of twelve (12) months following the Closing (or, if earlier, the termination of the applicable Company Employee’s employment with Parent, the Surviving Company and their Affiliates) (the “Benefit Period”), Parent shall, or shall cause the Surviving Company to, for so long as a particular Company Employee is engaged by Parent, the Surviving Company or any of their Subsidiaries, provide compensation and employee benefits to such Company Employee that, taken as a whole, are substantially similar in the aggregate to the compensation and benefits provided to the Company Employee immediately prior to the Effective Time under the Employee Plans listed on Section 4.17(a) of the Company Disclosure Schedule (or, in Parent’s sole discretion, if more favorable to the Company Employee, the compensation and benefits provided to similarly situated employees of Parent and its Affiliates).

(b) Without limiting the generality of Section 7.04(a), from the Effective Time, Parent shall, or shall cause the Surviving Company to, assume, honor and continue during the Benefit Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, change in control, retention and termination plans and agreements, in each case, as in effect at the Effective Time and listed on Section 4.17(a) of the Company Disclosure Schedule, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event) that are described in Section 4.17(f) of the Company Disclosure Schedule, in accordance with the terms of such plans and agreements (including the terms regarding the right to amend or terminate such plans or agreements); provided, however, that to the extent an event triggering benefits under any such agreement occurs during the Benefit Period, the obligations of Parent or the Surviving Company, as applicable, hereunder shall continue until such obligations to provide such benefits have been fully satisfied.

(c) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Company or any of its Affiliates (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, level of vacation, paid-time off and severance benefits, and vesting, each Company Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Employee Plans) shall be treated as service with the Surviving Company or its Affiliates; provided, however, that such service was recognized for such Company Employee for the same purpose under the comparable Employee Plan as of the Effective Time and that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall use commercially reasonable efforts to waive, or shall cause the Surviving Company or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any US health benefit plan maintained by the Parent, the Surviving Company or any of their Affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate during the Benefit Period, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to recognize, or shall cause the Surviving Company or any of its Affiliates to recognize, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee will be eligible to participate from and after the Effective Time.

(e) Without limiting the generality of Section 11.06, nothing in this Section 7.04 shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Company or any of their Affiliates, nor be construed in any way as modifying or amending the provisions of an Employee Plan.

Section 7.05. Escrow for Reverse Termination Fee. (a) As of the date hereof or on the first Business Day that the escrow account referenced herein is available to receive deposits if such account is not available to receive deposits on the date hereof, Parent has deposited or will deposit, or has caused to be deposited or will cause to be deposited, an amount of cash equal to 50% of the Reverse Termination Fee (the “Initially Deposited Reverse Termination Fee”) with the Escrow Agent and (b) within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained), Parent shall deposit, or cause to be deposited, an additional amount of cash equal to the remaining amount of the Reverse Termination Fee which has not been deposited with the Escrow Agreement at or prior to such time (the “Remaining Reverse Termination Fee Deposit”) with the Escrow Agent, in each case, as collateral and security for the payment of the Reverse Termination Fee pursuant to Section 11.04 and which amounts shall be held and released by Escrow Agent subject to the terms of this Agreement and the Escrow Agreement.

Section 7.06. Financing.

(a) Parent, Parent Assignee and Merger Subsidiary acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability prior to the Effective Time to any person under, any financing that Parent, Parent Assignee or Merger Subsidiary may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 8.08, including in connection with the Bank of China Commitment Letter, or any other debt commitment letter including those included in the Acceptable Financing Evidence (“Commitment Letters”) (other than to Parent, Parent Assignee and Merger Subsidiary for breach of such covenants pursuant to the terms herein) and that Parent, Parent Assignee and Merger Subsidiary shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith.

(b) Each of Parent, Parent Assignee and Merger Subsidiary shall use, and shall cause their Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of any debt financing on the terms and conditions described in the Acceptable Commitment Letters and the Available Funding (collectively, the “Financing”), including using (and causing their affiliates to use) their respective reasonable best efforts to: (i) enter into Acceptable Commitment Letters (other than the Bank of China Commitment Letter), which such Acceptable Commitment Letters shall be in effect as promptly as practicable after the date hereof and (A) shall be legal, valid and binding obligations of Parent, Parent Assignee and Merger Subsidiary and the other parties thereto, and (B) subject to the terms and conditions thereof, the lender parties thereto shall have committed to lend the amounts set forth therein to Parent, Parent Assignee and/or Merger Subsidiary for the purpose of funding the transactions contemplated by this Agreement, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in any Commitment Letter, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (iii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Parent Assignee, Merger Subsidiary or their respective Representatives in such definitive agreements, and (iv) cause the lenders and any other persons providing Financing to fund the Financing at the Closing. The term “Acceptable Commitment Letters” means one or more fully executed debt commitment letters from one or more banks to Parent, Parent Assignee, Merger Subsidiary or any of their respective controlled Affiliates that in form and substance does not contain conditions to funding beyond the satisfaction or waiver of each of the conditions in Sections 9.01 and 9.02 (other than any conditions in Section 9.01 and 9.02 that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) and is otherwise presently customary for a United States “going private” transaction as to its conditionality and deal certainty provisions, and that would provide for an aggregate amount of financing that shall at least equal the aggregate amount sufficient to fund all of the amounts required to be provided by Parent, Parent Assignee and Merger Subsidiary for the consummation of the transactions contemplated by this Agreement and for the satisfaction of all of Parent’s Parent Assignee’s and Merger Subsidiary’s obligations under this Agreement, including the payment of the Merger Consideration, other than amounts that Parent, Parent Assignee and/or Merger Subsidiary have available in the form of immediately available funds or readily marketable securities and the Company Cash, in each case, as evidenced by the Acceptable Financing Evidence. The term “Acceptable Financing Evidence” means, collectively, the Acceptable Commitment Letters, the Initially Deposited Termination Fee and, if deposited pursuant to Section 6.05 of this Agreement, the Remaining Termination Fee Deposit (the “Company Cash”), and true, correct and authenticated bank statements, brokerage statements, or such other similar statements of accounts that are exclusively controlled by Parent, Parent Assignee or Merger Subsidiary that are evidence of immediately available cash or readily marketable securities available exclusively to Parent, Parent Assignee and/or Merger Subsidiary, that together with the amounts under the Acceptable Commitment Letters and the Company Cash, represent sufficient funds to make payment of all amounts required to be provided by Parent, Parent Assignee and Merger Subsidiary for the consummation of the transactions contemplated hereby (the “Available Funding”).

(c) With respect to any Commitment Letter entered into by Parent, Parent Assignee or Merger Subsidiary or any of their respective controlled Affiliates, Parent, Parent Assignee and Merger Subsidiary shall not (and shall not permit any of their respective controlled Affiliates to) agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under such Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers would reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing) (except to the extent that Parent, Parent Assignee, Merger Subsidiary or any of their respective controlled Affiliates concurrently with such amendment, modification or waiver enters into a new Acceptable Commitment Letter for the amount of such reduction in the Financing), impose new or additional conditions or otherwise be reasonably likely to (i) prevent or materially delay or impair the ability of Parent, Parent Assignee and Merger Subsidiary to consummate the Merger and the other transactions contemplated by this Agreement or (ii) adversely impact the ability of Parent, Parent Assignee, Merger Subsidiary and any of their respective controlled Affiliates to enforce its rights against the other parties to the Commitment Letters. Parent, Parent Assignee and Merger Subsidiary shall not (and shall not permit any of their respective Affiliates to) release or consent to the termination of the obligations of the lenders under any Commitment Letters without the prior written consent of the Company, except to the extent any such released or terminated obligations are concurrently replaced by a new Acceptable Commitment Letter. With respect to the Available Funding, Parent, Parent Assignee and Merger Subsidiary shall use their reasonable best efforts to not take any actions that would reduce the Available Funding to an amount that would prevent or materially delay or impair the ability of Parent, Parent Assignee and Merger Subsidiary to consummate the Merger and the other transactions contemplated by this Agreement.

(d) In the event any Commitment Letter shall be withdrawn or terminated, or Parent, Parent Assignee, Merger Subsidiary or any other party thereto shall take any action with respect to any Commitment Letter that requires the prior written consent of the Company pursuant to Section 7.06(c) and such action is taken without the Company’s prior written consent, or in the event Parent, Parent Assignee, Merger Subsidiary or any other party thereto shall default on or breach in any material respect any term of any Commitment Letter, or there shall be any failure or waiver of any condition of any Commitment Letter, Parent, Parent Assignee and Merger Subsidiary shall as soon as practical (but in any event within one (1) Business Day thereof) provide written notice to the Company of such event or circumstance (any such event or circumstance, an “Commitment Letter Default”). The occurrence of a Commitment Letter Default or Funding Unavailability Event with respect to an Acceptable Commitment Letter or the Available Funding is an “Acceptable Commitment Letter Default”.

(e) In the event that any portion of the Financing becomes or could reasonably be expected to become unavailable in the manner or from the sources contemplated by the Commitment Letters, or any portion of the Available Funding becomes or could reasonably be expected to become unavailable in any manner (each, a “Funding Unavailability Event”), (i) Parent shall immediately so notify the Company and (ii) Parent, Parent Assignee and Merger

Subsidiary shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not materially less favorable, taken as a whole, to Parent, Parent Assignee, Merger Subsidiary and the Company than those in the Commitment Letters, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date). The definitive agreements entered into pursuant to the first sentence of this Section 7.06(e) or Section 7.06(b)(ii) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(f) Each of Parent, Parent Assignee and Merger Subsidiary acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, or the completion of any such issuance, subject to the applicable conditions in Section 9.01 and Section 9.02.

(g) Any material breach of the Financing Agreements or any alternative financing agreement by Parent, Parent Assignee or Merger Subsidiary or their respective controlled Affiliates shall be deemed a breach by Parent of this Section 7.06. Parent shall (i) furnish to the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach by any party of the Commitment Letters, the Financing Agreements, or any alternative financing agreement of which Parent, Parent Assignee or Merger Subsidiary or their respective controlled Affiliates becomes aware or any termination or threatened termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any alternative financing).

ARTICLE 8

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. Subject to the terms of this Agreement, including Section 6.04:

(a) The Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable after the date hereof with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent available, including under the PRC Anti-Monopoly Law and to obtain the Parent Required Approvals, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, including the Parent Required Approvals and under the PRC Anti-Monopoly Law, (iii) defending or contesting any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby.

(b) In furtherance and not in limitation of the provisions of Section 8.01(a), Parent, and, to the extent required by PRC Anti-Monopoly Law, the Company, agree (1) to the extent required by the PRC Anti-Monopoly Law, to (x) prepare and file as promptly as practicable, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law, and (y) to request and seek to have this Agreement and the transactions contemplated hereby accorded the “simple cases” treatment described in Interim Regulation on the Application of Simple Case Criteria to Concentrations of Undertakings (the Simple Cases Regulation) issued by MOFCOM on February 13, 2014 and (2) prepare and file as promptly as practicable all filings required to obtain the Parent Required Approvals.

(c) If a party receives a request (written or verbal) for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, including the Merger, or any Parent Required Approval or PRC Antitrust Clearance (or activities related thereto), then such party shall, to the extent not prohibited by Applicable Law or a Governmental Authority, in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent legally possible), a response that is, at a minimum, in substantial compliance with such request.

(d) The parties hereto shall keep each other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby, including the obtaining of the Parent Required Approvals or PRC Antitrust Clearance, and work cooperatively in connection with obtaining the Parent Required Approvals or PRC Antitrust Clearance and all other approvals of, or clearances from, each applicable Governmental Authority with respect to the Merger and the other transactions contemplated hereby, including:

(i) cooperating with each other in connection with filings required to be made by any party hereto (including under the PRC Anti-Monopoly Law or in connection with any Parent Required Approval) with respect to the Merger and the other transactions contemplated hereby and liaising with each other in relation to each step of the procedure before, and as to the contents of (to the extent such content relates to information about Parent, Parent Assignee, Merger Subsidiary, the Company or the Merger), all communications with such Governmental Authorities with respect to the Merger and the other transactions contemplated hereby. In particular, to the extent permitted by Applicable Law or Governmental Authority, no party will make any notification in relation to any of the Merger and the other transactions contemplated hereby or any Parent Required Approval or the PRC Antitrust Clearance without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authorities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing to each other all information (to the extent such information is relating to Parent, Parent Assignee, Merger Subsidiary, the Company or the Merger) within its possession that is required for any application or other filing to be made by the other party pursuant to Applicable Law in connection with the Merger and the other transactions contemplated hereby or any Parent Required Approval or the PRC Antitrust Clearance;

(iii) promptly notifying each other of any communications from or with any Governmental Authority with respect to the Merger and the other transactions contemplated hereby or any Required Approval and ensuring to the extent permitted by law or Governmental Authority that each of the parties hereto is entitled to attend any meetings with or other appearances before any Governmental Authority with respect to the Merger and the other transactions contemplated hereby or any Required Approval;

(iv) consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the PRC Anti-Monopoly Law or any Parent Required Approval;

(v) keeping each other reasonably apprised of any developments in connection with the Parent Required Approvals and the PRC Antitrust Clearance; and

(vi) without prejudice to any rights of the parties hereto hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Authority challenging this Agreement or the consummation of any of the Merger and the other transactions contemplated hereby.

(e) Subject to the terms and provisions herein, Parent, Parent Assignee, Merger Subsidiary and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary to obtain the Parent Required Approvals and the PRC Antitrust Clearance, to obtain any consents, approvals, permits or authorizations and to remove any impediments to the Merger relating to the Parent Required Approvals, the PRC Anti-Monopoly Law and other antitrust, competition or premerger notification, or trade regulation law, regulation or order (“Antitrust Laws”), and Parent, Parent Assignee, Merger Subsidiary and the Company shall use their reasonable best efforts to take any and all actions to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to the Parent Required Approvals and the Antitrust Laws, including effecting an internal corporate restructuring to the extent reasonable and practicable.

Section 8.02. Proxy Statement. As promptly as practicable following the date hereof, the Company shall prepare and mail the Proxy Statement to the Company’s shareholders; provided that the Company shall provide Parent and its counsel at least five (5) Business Days to review the Company’s proposed Proxy Statement in advance of mailing and consider in good faith any comments reasonably proposed by Parent and its counsel. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. Parent and Merger Subsidiary shall furnish to the Company all information concerning Parent and Merger Subsidiary as may be reasonably required by the Company in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be mailed to its shareholders, to the extent required by Applicable Law.

Section 8.03. Public Announcements. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify the other of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any Actions commenced or, to its knowledge, threatened against the Company, its directors in such capacities or any of its Subsidiaries, or Parent, its directors in such capacities or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement (and, to the extent such Action is commenced against the Company, its directors in such capacities or any of its Subsidiaries that relate to the consummation of the transactions contemplated by this Agreement, the Company shall give Parent the opportunity to participate in and direct the defense or settlement of any such Action and no such Action shall be settled or compromised, and the Company shall not take any action to adversely and materially affect or prejudice any such Action, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and

(iv) any event, change, circumstance, effect, development or condition that causes, or would be reasonably be expected to cause, or constitutes a breach of such party’s representations and warranties which would reasonably be expected to result in a failure of the condition in Section 9.02(a) or 9.03(a), as the case may be, as of the Effective Time.

(b) The Company shall promptly (but in any event within 4 Business Days of the relevant event) notify Parent in writing and provide true and correct copies (where applicable) of any material correspondence, rulings, briefs and other updates with respect to any pending Actions against the Company, its directors in such capacities or any of its Subsidiaries, not related to the consummation of the transactions contemplated by this Agreement (including the Pending Class Action), but in no event shall Parent, Parent Assignee or Merger Subsidiary, or any of their Affiliates, have any right to participate in or direct the defense or settlement of any such Action, and, subject to Section 6.01, any such Action may be settled or compromised by the Company, its directors or any of its Subsidiaries in their respective sole discretions.

Section 8.06. Section 16 Matters. Prior to the Effective Time, if required by Applicable Law, the Company shall take all reasonable steps intended to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07. Stock Exchange De-listing; 1934 Act Deregistration. As promptly as possible following the Effective Time, the Surviving Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Company of the Company Shares from NASDAQ and the deregistration of the Company Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.08. Financing Cooperation. Subject to the terms of this Agreement, including Section 6.04 and Section 7.06(a), the Company shall and shall cause its Subsidiaries to, at Parent’s and Parent Assignee’s sole expense, reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Subject to the terms of this Agreement, including Section 6.04, such cooperation by the Company shall include, at the reasonable request of Parent, (a) agreeing to enter into such agreements, and to use its reasonable best efforts to deliver such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time, and (b) subject to Section 6.04, providing to the potential Financing sources (or alternative financing sources) financial and other information with respect to the Company and the Merger, making the Company’s senior officers available to assist the potential Financing sources (or alternative financing sources) and otherwise reasonably cooperating in connection with the consummation of the Financing and any alternative financing. Parent shall promptly reimburse the Company for any expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 8.08. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time.

Section 8.09. No Impeding Actions. Subject to the terms of this Agreement, including Section 6.04, each of Company, Parent, Parent Assignee and Merger Subsidiary agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action that is intended, or which would reasonably be likely, to prevent, materially delay or materially impede the ability of Company, Parent, Parent Assignee or Merger Subsidiary to consummate the Merger or the other transactions contemplated under this Agreement, in each case, other than pursuant to the terms of this Agreement.

ARTICLE 9

Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with Cayman Companies Law;

(b) no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger;

(c) Parent shall have received all the Parent Required Approvals; and

(d) the PRC Antitrust Clearance shall have been obtained, if required by PRC law.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01(a)(first sentence), 4.02, 4.04(a) and 4.25 shall be true and correct in all but de minimis respects which have no adverse effect on the Company’s ability to consummate the Merger at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), (B) the representations and warranties of the Company contained in Sections 4.05(a) (first two sentences) and 4.06(a) (first sentence) shall be true and correct in all but de minimis respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (C) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b) since the date hereof, except as disclosed on Section 9.02(b) of the Company Disclosure Schedule, there has not been any Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent, Parent Assignee and Merger Subsidiary shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent, Parent Assignee and Merger Subsidiary contained in Section 5.01, 5.02, and 5.07 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of Parent, Parent Assignee and Merger Subsidiary contained in Article 5 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Section 9.04. Frustration of Closing Conditions. None of the Company, Parent, Parent Assignee or Merger Subsidiary may rely on the failure of any condition set forth in Article 9 to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement or to act in good faith or, subject to Section 6.04, to use its reasonable best efforts to consummate the Merger.

ARTICLE 10

Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the date that is one hundred eighty (180) days after the date of the Company Shareholder Meeting (including any adjournment or postponement thereof) (the “End Date”); provided, however, that if on such 180th day the conditions in Section 9.01(b), Section 9.01(c) and/or Section 9.01(d) shall not have been satisfied or waived, then the End Date shall be extended one time by an additional ninety (90) days (and such 90th day after the 180th day shall be the “End Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii) any Restraint shall be in effect that permanently makes illegal or otherwise prohibits consummation of the Merger or permanently enjoins the Company, Parent, Parent Assignee or Merger Subsidiary from consummating the Merger, and such Restraint shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in such Restraint; or

(iii) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred or the Company fails to include the Company Board Recommendation in the Proxy Statement; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.01(c)(i) unless the notice of termination pursuant to this Section 10.01(c)(i) is delivered by Parent to the Company within five (5) Business Days following the occurrence of the Adverse Recommendation Change or the Company’s failure to include the Company Board Recommendation in the Proxy Statement;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date (provided that any material breach of Section 6.03 which is not cured shall be deemed to cause the condition set forth in Section 9.02(a) to not be satisfied and incapable of being satisfied by the End Date); provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s, Parent Assignee’s or Merger Subsidiary’s breach of any provision of this Agreement would cause any of the conditions set forth in Section 9.03(a) not to be satisfied;

(iii) the Company shall not have deposited, or shall not have caused to be deposited, with the Escrow Agent (A) the Initially Deposited Termination Fee in accordance with Section 6.05, or (B) the Remaining Termination Fee Deposit within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained) in accordance with Section 6.05, provided that that right to terminate this Agreement pursuant to this Section 10.01(c)(iii) shall not be available to Parent if Parent shall not have deposited, or shall not have caused to be deposited, with the Escrow Agent the Initially Deposited Reverse Termination Fee in accordance with Section 7.05 or the Remaining Reverse Termination Fee Deposit within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained) in accordance with Section 7.05;

(d) by the Company, if:

(i) prior to the receipt of the Company Shareholder Approval or during the Solicitation Period or during the Qualified Bidder Solicitation Period, a majority of the members of the Board of Directors of the Company determines to terminate this Agreement when permitted to do so in accordance with Section 6.03 in order to permit the Company, in compliance with Section 6.03, to enter into an Alternate Acquisition Agreement with respect to a Superior Proposal, which agreement shall be entered into as soon as practicable after the effectiveness of the written notice of such termination by the Company given in accordance with this Section 10.01; provided, that as an additional condition to the effectiveness of such termination, the Company will be required to pay the Termination Fee payable pursuant to Section 11.04(b)(i) within three (3) Business Days after such termination of this Agreement;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause any of the conditions set forth in Section 9.02(a) not to be satisfied;

(iii) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), the Company has confirmed in writing that it is ready and able to consummate the Closing, and Parent and Merger Subsidiary fail to consummate the Merger by the date the Closing should have occurred pursuant to Section 2.01(b); or

(iv) Parent shall not have deposited, or shall not have caused to be deposited, with the Escrow Agent (A) the Initially Deposited Reverse Termination Fee in accordance with Section 7.05, or (B) the Remaining Reverse Termination Fee Deposit within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained) in accordance with Section 7.05; provided that that right to terminate this Agreement pursuant to this Section 10.01(d)(iv) shall not be available to the Company if the Company shall not have deposited, or shall not have caused to be deposited, with the Escrow Agent the Initially Deposited Termination Fee in accordance with Section 6.05 or the Remaining Termination Fee Deposit within five (5) Business Days following the obtainment of the Company Shareholder Approval (if obtained) in accordance with Section 6.05.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (a) the provisions of this Section 10.02 and Sections 11.01, 11.04, 11.07, 11.08, 11.09 and 11.13 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or email (provided, that such email states that it is a notice delivered pursuant to this Section 11.01)) and shall be given, if to Parent, Parent Assignee or Merger Subsidiary, to:

Shanghai Pudong Science and Technology Investment Co., Ltd.

13 Building No. 439 Chunxiao Rd.

Zhangjiang High-Tech Park, Pudong, Shanghai, PRC

Attention: Bogu Liang

   Mengzhao Chen

Facsimile No.: +86-21-5027-6385

Email: liangbg@pdsti.com

   chenmz@pdsti.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Attention: David Zhang

   Stephanie Tang

Facsimile No.: +852-03761-3301

Email: david.zhang@kirkland.com

  stephanie.tang@kirkland.com

if to the Company, to:

Montage Technology Group Limited

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui District, Shanghai, 200233

Attention: People’s Republic of China

Facsimile No.: +86-21-5426-3132

   +1-408-982-2789

Email: howard.yang@montage-tech.com

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

Attention: Paul Scrivano, Esq.

Facsimile No.: 415-984-8701

Email: pscrivano@omm.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Non-Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Cayman Islands law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided in this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fees.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay an amount equal to $40,770,000 (subject to the proviso below, the “Termination Fee”) to Parent, in the case of a termination by Parent, within three (3) Business Days after such termination and, in the case of a termination by the Company, within three (3) Business Days after such termination; provided, however, that in the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(i) and such termination occurs during the Solicitation Period or the Qualified Bidder Solicitation Period (only with respect to Qualified Former Bidders), then the Company shall pay, or cause to be paid, to Parent an amount equal to $20,385,000 (and only when paid under such circumstances such amount shall be the “Termination Fee”) within three (3) Business Days after such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to the date of the Company Shareholder Meeting, any Acquisition Proposal shall have been publicly announced or publicly communicated to the Company’s shareholders and not withdrawn, or otherwise made or become known to the Board of Directors of the Company, including an Acquisition Proposal made by a Qualified Former Bidder after the date hereof and (C) within twelve (12) months following the date of such termination, any such Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with such consummation, the Termination Fee; provided that for purposes of this Section 11.04(b)(ii), all references to “25%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iii) If this Agreement is terminated (x) by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii) (due to a Restraint that arises as a result of or is issued in respect of a failure described in clause (A) or (B) below) and, at the time of such termination, all of the conditions set forth in Sections 9.01(a), 9.01(b) (other than a Restraint that arises as a result of or is issued in respect of a failure described in clause (A) or (B) below) and 9.02 (as if the date of such termination were the Effective Time, where applicable) shall have been satisfied or waived by the applicable parties hereto, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any of the Parent Required Approvals (other than any such failure primarily caused by the Company’s breach of any provisions of this Agreement which would cause Section 9.02(a)(i) not be satisfied or other than as set forth on Section 11.04(b)(iii) of the Company Disclosure Schedule), then, Parent shall pay, or cause to be paid, to the Company an amount equal to $67,940,000 (the “Reverse Termination Fee”) or (B) any failure to obtain the PRC Antitrust Clearance (other than as set forth on Section 11.04(b)(iii) of the Company Disclosure Schedule) then, Parent shall pay, or cause to be paid, to the Company an amount equal to the Reverse Termination Fee or (y) by the Company pursuant to Section 10.01(d)(iii), then, Parent shall pay, or cause to be paid, to the Company an amount equal to the Reverse Termination Fee, in each case, not later than the third (3rd) Business Day following such termination.

(iv) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(iii), then the Company shall pay to Parent an amount equal to the Termination Fee within three (3) Business Days after such termination.

(v) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(iv), then Parent shall pay to the Company an amount equal to the Reverse Termination Fee within three (3) Business Days after such termination.

(vi) In no event shall the Company be required to pay the Termination Fee or Parent be required to pay the Reverse Termination Fee on more than one occasion. If a Person is designated by Parent to receive the Termination Fee or by the Company to receive the Reverse Termination Fee, when payable pursuant to the terms of this Agreement, then, if paid to such designee, the Termination Fee or the Reverse Termination Fee, as applicable, shall be deemed paid pursuant to the terms of this Agreement.

(c) Each of the Company, Parent and Merger Subsidiary acknowledges that (i) the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the Company, Parent and Merger Subsidiary would not enter into this Agreement and (iii) each of the Termination Fee and the Reverse Termination Fee is not a penalty, but, except as set forth in Section 11.04(f), is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 11.04 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 11.04, such paying party shall pay the other party its reasonable and documented out-of-pocket costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate plus five percent (5%) as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

(d) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, except as provided in Section 11.04(f) and Section 11.13, Parent, Parent Assignee, Merger Subsidiary, the financing sources under the Financing or any of their respective former, current or future directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives (collectively, the “Parent Related Parties”) shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent, Parent Assignee nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective former, current or future directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives (collectively, the “Company Related Parties”) in connection with this Agreement or the transactions contemplated hereby, and that Parent’s right to receive payment of the Termination Fee pursuant to Section 11.04 shall constitute the sole and exclusive remedy of the Parent Related Parties for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to Section 11.04(c)).

(e) The Company agrees that, upon any termination of this Agreement under circumstances where the Reverse Termination Fee is payable by Parent pursuant to this Section 11.04 and such Reverse Termination Fee is paid in full, except as provided in Section 11.04(f) and Section 11.13, the Company Related Parties shall be precluded from any other remedy against the Parent, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Parent Related Parties in connection with this Agreement or the transactions contemplated hereby, and that the Company’s right to receive payment of the Reverse Termination Fee pursuant to Section 11.04 shall constitute the sole and exclusive remedy of the Company Related Parties for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to Section 11.04(c) and for any of its expense reimbursement and indemnification obligations contained in Section 8.08).

(f) Notwithstanding Section 11.04(d), payment of the Termination Fee pursuant to Section 11.04(b)(i) or 11.04(b)(ii) (i) shall not constitute liquidated damages with respect to any claim for damages or any other claim which Parent, Parent Assignee, or Merger Subsidiary would be entitled to assert against the Company, any Company Related Parties or any of their respective assets with respect to any such termination of this Agreement based upon the knowing or intentional breach or intentional misrepresentation of any representations, warranties or covenants of the Company in this Agreement, and (ii) shall not constitute the sole and exclusive remedy with respect to any such termination of this Agreement based upon the knowing or intentional breach or misrepresentation of any of the representations, warranties or covenants of the Company in this Agreement. Notwithstanding Section 11.04(e), payment of the Reverse Termination Fee pursuant to Section 11.04(b)(iii): (i) shall not constitute liquidated damages with respect to any claim for damages or any other claim which the Company would be entitled to assert against Parent, any Parent Related Parties (other than any financing source in respect of the Financing) or any of their respective assets with respect to any such termination of this Agreement based upon the knowing or intentional breach or intentional misrepresentation of any representations, warranties or covenants of Parent, Parent Assignee or Merger Subsidiary in this Agreement, and (ii) shall not constitute the sole and exclusive remedy with respect to any such termination of this Agreement based upon the knowing or intentional breach or misrepresentation of any of the representations, warranties or covenants of Parent in this Agreement, it being understood that the failure to obtain the Financing shall not, in and of itself, constitute a knowing or intentional breach.

Section 11.05. Disclosure Schedule References. Notwithstanding anything to the contrary herein, the parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations, warranties, covenants, agreements or other provisions hereof of the relevant party that are contained in the corresponding Section of this Agreement, and any other representations, warranties, covenants, agreements or other provisions hereof of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, would be readily apparent to a reasonable person who has read that reference and such representation, warranty, covenant, agreement, or other provision hereof, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation, warranty, covenant, agreement or other provision hereof shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns (including Parent Assignee). Except as provided in Article 2 (only with respect to shareholders and only after the Effective Time) and Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

(b) Except as provided in Section 2.08 (provided, that Parent shall remain a party hereto and is not relieved of any of its obligations under and pursuant to this Agreement and remains responsible and liable for all representations, warranties, liabilities, covenants, agreements and any other obligations under and pursuant to the terms of this Agreement pursuant to, and otherwise complies with, the last sentence of Section 2.08), no party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules (other than New York General Obligations Law Sections 5-1401 and 5-1402) of such State (provided that the fiduciary duties of the Board of Directors of the Company, the internal corporate affairs of the Company, and the Merger and any exercise of appraisal and dissention rights with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.08. Consent to Jurisdiction. Each of Parent, Parent Assignee, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of any New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof, for the purposes of any suit, action or other proceeding arising out of this Agreement, the other agreements contemplated hereby or any transaction contemplated hereby. Each of Parent, Merger Subsidiary and the Company agrees to commence any action, suit or proceeding relating hereto in a New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof. Each of Parent, Parent Assignee, Merger Subsidiary and the Company further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 11.08. Each of Parent, Parent Assignee, Merger Subsidiary and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New

York federal court sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Parent, Parent Assignee, Merger Subsidiary and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each of Parent, Parent Assignee, Merger Subsidiary and the Company hereby irrevocably and unconditionally designates, appoints and empowers is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such party in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, each of Parent, Parent Assignee, Merger Subsidiary and the Company agrees to promptly designate a new designee, appointee and agent in the State of New York on the terms and for the purposes of this Section 11.08 reasonably satisfactory to the other parties hereto. Parent, Parent Assignee, Merger Subsidiary and the Company hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against Parent, Parent Assignee, Merger Subsidiary and the Company, respectively, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 11.08 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to Parent, Parent Assignee, Merger Subsidiary and the Company, respectively, at its address specified in or designated pursuant to this Agreement. Each party agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The parties agree that service of process may also be effected by certified or registered mail, return receipt requested, or by reputable overnight courier service, directed to the other party at the addresses set forth herein in Section 11.01, and service so made shall be completed when received.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 11.11. Entire Agreement; No Other Representations and Warranties. (a) This Agreement, including the Company Disclosure Schedule, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b) Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c) Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under at law or in equity, and the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be. Notwithstanding the foregoing, it is explicitly agreed that the Company shall only be entitled to obtain an injunction, or other appropriate form of equitable relief, to cause Parent, Parent Assignee and Merger Subsidiary to consummate the Closing pursuant to the terms herein if, and only if, each of the following conditions has been satisfied: (i) the Financing (or, if alternative financing is being used in accordance with Section 7.06(e), the alternative financing) has been funded or will be funded at the Closing and (ii) the Company has irrevocably confirmed that if specific performance is granted and the Financing (or alternative financing, as the case may be) is funded, then the Closing will occur. For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the type provided in the preceding sentence and the payment of the Reverse Termination Fee under Section 11.04, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and monetary damages, including all or any portion of the Reverse Termination Fee.

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page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Montage Technology Group Limited

By:	/s/ Howard C. Yang
Name: Howard C. Yang
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Xudong Zhu
Name: Xudong Zhu
Title: Chairman